COMMONWEALTH BANKSHARES, INC.



ANNUAL REPORT 2002



NORFOLK
HEADQUARTERS BUILDING: BOUSH AND FREEMASON STREETS


BANK OF THE
COMMONWEALTH

NORFOLK
OLD DOMINION UNIVERSITY: 5201 HAMPTON BLVD.


Bank Of The
Commonwealth

NORFOLK
RIVERVIEW OFFICE: 4101 GRANBY STREET


Bank Of The
Commonwealth

PORTSMOUTH
CHURCHLAND BRANCH: 4940 W. NORFOLK ROAD

COMMONWEALTH'S COMMITMENT TO THE COMMUNITIES WE SERVE

Bank of the Commonwealth began as a local Bank in Norfolk, Virginia, in 1971, and we will never forget that we owe our vitality to the communities we serve. The organization which we have created is attuned to local issues and responsive to local needs.

The officers of our organization are deeply involved in the social and economic concerns of the Hampton Roads community. We encourage all of our employees to volunteer their time to worthy local causes. Our financial support goes beyond loans and credit to local businesses, and includes contributions that aid area charities, schools, churches, and civic and cultural organizations throughout the Hampton Roads community.

Although we continue to grow and reach out to new communities, we are still a local Bank and our commitment to the Hampton Roads community will always reflect our special appreciation for the trust our customers and shareholders have placed in Commonwealth Bankshares and Bank of the Commonwealth.

Our goal in the following pages is to provide you with a detailed analysis of the many sides of Commonwealth Bankshares and Bank of the Commonwealth. We look forward to showing you why Commonwealth Bankshares and Bank of the Commonwealth deserve to be your first choice in commercial and retail banking.

E. J. Woodard, Jr., CLBB
Chairman of the Board, President
and Chief Executive Officer

COMPANY STOCK PRICE PERFORMANCE

The following graph shows a comparison of cumulative total shareholder returns for (i) the Company, (ii) the S & P Stock Index, and (iii) the SNL Southeast Bank Index for the period beginning December 31, 1997 and ending December 31, 2002. The total shareholder return assumes $100 invested at the beginning of the period in the Company's Common Stock, the S & P 500 Stock Index, and the SNL Souteast Bank Index, including reinvestment of dividends.

COMPARISON OF CUMULATIVE TOTAL RETURN AMONG THE COMPANY, S & P 500 STOCK INDEX, AND SNL SOUTHEAST BANK INDEX


TOTAL RETURN PERFORMANCE
INDEX VALUE
$175
$150
$125
$100
$75
$50
$25
$0
12/31/97
12/31/98
12/31/99
12/31/00
12/31/01
12/31/02
COMMONWEALTH BANKSHARES
S&P 500
SNL SOUTHEAST BANK INDEX

		Period Ending				
Index	12/31/97	12/31/98	12/31/99	12/31/00	12/31/01	12/31/02
Commonweath Bankshares, Inc.	100.00	111.66	100.00	68.22	81.24	131.91
S&P 500	100.00	128.55	155.60	141.42	124.63	96.95
SNL Southeast Bank Index	100.00	106.46	83.77	84.12	104.79	115.76

TABLE OF CONTENTS

COMPARATIVE FINANCIAL HIGHLIGHTS

(Dollars in Thousands Except Per Share Information)

	2002	2001	2000	Percent of Change 2002 Over 2001	Percent of Change 2001 Over 2000
At Year-End					
Assets	$256,514	$230,568	$205,864	11.3%	12.0%
Deposits	228,087	204,909	184,615	11.3%	11.0%
Loans net of unearned income	224,846	178,680	157,942	25.8%	12.7%
Loan loss reserve	2,335	1,988	1,920	17.6%	3.5%
Investment securities	16,020	16,386	19,433	2.2%	15.7%
Total shareholders' equity	15,445	13,573	12,827	13.8%	5.8%
Common shares issued	1,721,621	1,703,002	1,683,562	1.1%	1.2%
For the Year					
Net income	$1,674.2	$577.3	$301.5	190.0%	91.5%
Per common share - basic	0.98	0.34	0.18	188.2%	88.9%
Return on average common shareholders' equity	11.69%	4.51%	2.34%	159.2%	92.7%
Return on average assets	0.70%	0.25%	0.17%	180.0%	47.1%
Bank Risk-Based Capital Ratios at Year End					
Tier 1	9.6%	9.9%	7.6%	3.0%	30.3%
Total	10.7%	10.9%	8.8%	1.8%	23.9%



E. J. Woodard, Jr., CLBB
Chairman of the Board, President
and Chief Executive Officer

Commonwealth Bankshares, Inc. and Subsidiary
Bank of the Commonwealth

Dear Shareholders,

The year 2002 was an exceptional year for Commonwealth Bankshares and Bank of the Commonwealth. Record performance was achieved in net income, loan growth, asset growth, and return on average common shareholders equity.

Net income reached $1.7 million which represented a 190% increase over 2001's earnings of $577 thousand. Earnings per diluted share equaled $.98 compared with $.34 in 2001. Strong net interest income of $8.6 million and improved non-interest fee revenues of $1.7 million combined with a decrease in interest expense of $1.8 million fueled the Corporations profitability.

Assets grew by 11.3% from $231 million at the end of 2001 to $256 million at the end of 2002. Deposit's grew by 11.3% to $228 million and net loans were up 25.8% and equaled $224 million.

Contributing to the Corporation's improved performance was, the sound management of the balance sheet, during a period of ever declining interest rates. Maturing high-cost deposits were re-priced and retained, at levels that were highly competitive, and significantly lower, than their original issue rates. Non-interest bearing deposits, a low cost source of funding, grew by 8.5%. The exceptional growth in the loan portfolio was structured to yield the maximum return while achieving greatly enhanced credit quality.

These advances, I'm proud to say, were achieved during an extremely difficult operating environment, a time of great turmoil for corporations in general and a tough economic climate for all of the U.S., which included the longest bear market in a generation, declines in industrial production and a rise in the jobless rate. Yet, it was a year in which your Corporation showed its immense potential to be a leader in the Hampton Roads financial community.

How did we accomplish this? By focusing on the basics and sticking to our plan to be the very best at what we do, to make sure our customers are receiving real value in each line of business we offer and by continually refining our business models.

In the following pages we will review the year that just passed and examine some of the issues that affected the financial markets and particularly your corporation.

FINANCIAL HIGHLIGHTS/REVIEW

We began 2002 precisely positioned for managed and profitable growth. Our accomplishments for the year include:

- An increase in net income to $1.67 million, or 190% above the $577.3 thousand reported for the year ended 2001.
- An increase in basic earnings per share to $.98 compared with $.34 per share at year end 2001.
- An increase net interest income after provision for loan losses of $2.070 million (note: $2.128 million before provision). For the year net interest income reached $8.6 million, compared with $6.4 million for the year ended 2001.
- An increase in the Bank's total assets to $256.1 million, or an increase of 11.3% over the $230.6 million reported at year end 2001.
- An increase in total deposits by $23.2 million or 11.3% over the $204.9 million reported at December 31, 2001.
- Strengthened core deposits and improved the Bank's product mix, by an increase in outstanding non-interest bearing demand deposits of $1.99 million, or 8.5% over the $23.5 million reported at December 31, 2001.
- Increased the Bank's loan portfolio to $224.8 million at year end 2002. This represented an increase of $46.0 million, or 25.8% over the $178.7 million reported at year end 2001.
- Maintained the Bank's strong allowance for loan losses, which equaled $2.335 million, or 1.18% of outstanding loans at year end 2002.
- Increased shareholder's equity to $15.4 million, a 13.8% increase over the $13.6 million at year-end 2001.
- Improved the trading price of the Corporation's Common Stock from $7.25 a share in the 4th quarter of 2001 to $11.96 a share in the final quarter of 2002, an increase in the share price of 65%.
- Increased awareness of the Bank through a comprehensive marketing program that included newspaper, direct mail, and billboard advertising, as well as our enhanced web site. We will continue to promote our services and our slogan "Come Bank with Your Neighbors" until every resident and business person in Hampton Roads knows what Bank of the Commonwealth represents.
- Enhanced the Banks non-deposit financial products offered through our Trust Department.

- Completed the implementation of the Banks state-of-the-art "check imaging system", offering our customers greater convenience, easier balancing, and faster research through digitally reproduced images of checks in their monthly statements. With our "Premier Director Check Archive System" in place, we can now manage and retrieve documents stored in the Bank's imaging system and provide immediate retrieval of customer documents at all branch locations.

- The complete conversion of our current data processing system to the Unisys E-@ction Network Document Processor with CAR (character amount recognition), ensuring easier access, more opportunities for access and enhanced security for our customers, as well as more customer interactions and increased efficiencies for our business clients.

The performance of your Corporation highlighted herein was accomplished despite the continued absorption of operating expenses associated with the expansion of our Branch Network and the unprecedented decline in interest rates. While many local banks were reporting stagnant loan growth, your Corporations growth reached record levels without compromising the quality of underwriting criteria.

The changes, as in the previous year, have been fast-paced and broad based and the outcome had been exciting. From the standpoint of customer service we believe we continue to have "Simply the Best" community bank in Hampton Roads, where our customers can "Bank with Their Neighbors."

Clearly, our Corporation's performance during 2002 demonstrates the strength of our franchise of customers, products, and people. Our customers continue to do business with us not only because of our accessibility, but also because we work hard to provide them with the products and services that they need to achieve their financial goals.

The most significant outcome of our 2002 performance was the increased value of your investment in the Corporation as evidenced by the increased value of our common stock. As we reported results of our operating performance throughout the year the Corporation's common stock rose steadily. The price of the Corporation's common stock reached $11.96 a share during the final quarter of 2002, a 64% increase above the $7.25 reported at the end of 2001. Shareholders equity increased 13.8% reaching $15.4 million at year end 2002. We are indeed pleased with our earnings performance considering:

- The investments made during 2001 and 2002 to position our franchise for the future.

- The uncontrollable economic environment in which we have operated during the past two (2) years.

We look forward with a great deal of optimism to an even stronger performance in 2003.

Under the section entitled Management's Discussion and Analysis of the Financial Conditions and the Results of Operations, you will find an accounting of the Corporation's performance for the year ended December 31, 2002 compared with December 31, 2001 and 2000, and our prospects for the future.

MARKET OUTLOOK

Consider the clear banking trends that emerged during 2002...lawmakers and regulators are adding new burdens to banks' already heavy regulatory loads. Technological developments are continuing at an ever increasing pace to create new challenges as well as opportunities each day. Our competitors are aggressively encroaching on our longstanding customer relationships, and our customers are expecting an ever more sophisticated choice of financial products, services, and access.

At a community bank, these are all-too familiar developments. Change is not only a part of the job, it is expected. As we look to the future, what factors are important to our continued success? We believe the following require our constant attention:

- Retaining key employees
- Developing new sources of revenue
- Updating/expanding technology to better track customer needs
- Expanding services for our business customers
- Improving our internet banking services
- Measuring customer profitability
- Expanding our traditional banking services, and
- Offering non-traditional services

The wide variety of services and product possibilities can be numbing. Our resources must be managed wisely and we must make informed decisions for investments and product development. We must be in a position to assure reliability of our products while maximizing our revenues. Understanding what services customers want, what they need, and what they will actually use is essential to future success, revenue growth and profitability.

The corporate scandals that rocked the business world in 2002 and the resulting legislation are reverberating in the board rooms of community banks. The Sarbanes-Oxley Act, signed into law on July 30, 2002, put in place the most sweeping corporate governance reforms since the Securities Exchange Act of 1934. Publicly owned community banks like Bank of the Commonwealth are taking steps to strengthen corporate governance practices and enhance the effectiveness of their boards. We take corporate governance seriously. For many years as a financial institution, we have been held to more stringent corporate governance standards then those applied to corporate America in general. Long ago we internalized many of the same recommendations and requirements now being required for public corporations. Daily, we reference volumes of rules and regulations to ensure we are mitigating risk, and effectively serving and protecting our shareholders and customers.

Hardly a day passes that the press does not write about "cyber fraud" and identity theft. Furthermore, industry statistics claim that half of all internet attacks are directed at financial firms - an indication that things haven't changed so much from the days of Jessie James: Banks are still "where the money is."

We have always taken great pride in protecting the privacy of our customer's information. In light of the USA Patriot Act, the privacy provisions of the Gramm-Leach-Bliley Act, and other laws and regulations relating to privacy protection we have to know our customers and, at the same time, protect their personal information. Protecting privacy is as much an operations issue as it is a legal or regulatory concern. We have a one-on-one relationship with, and understanding of, our customers and our community.

2002 wasn't easy for your Bank, but then again, it wasn't easy for anyone. We entered the year asking, "Is the economy recovering or not? Can we trust public companies? How long will this bear market last? When will the next terrorist act occur?, and Are we going to war?" A good deal of these questions remain unanswered. In spite of the lingering questions and concerns with terrorism, Iraq, and corporate governance reform, your Bank has fared well in an economy that had been labeled " slow growth." Higher fee income and broadening interest margins have propelled your bank to the highest level of profitability in its history and the outlook for the current year is most promising.

YOUR INVESTMENT IN BANK OF THE COMMONWEALTH

Bank of the Commonwealth is now the oldest community bank headquartered in Southside Hampton Roads. We are optimistic that the growth in the price of the Corporation's stock will continue throughout 2003. If you have internet access, please visit out website at **www.bankofthecommonwealth.com** for the many financial tools available to our Shareholders and customers as well as the many visitors to our site. Our Common and Preferred stock can also be followed on **NASDAQ** under the symbols **CWBS** and **CWBSP**.

CONCLUDING THOUGHTS

Bank of the Commonwealth opened its first office in Norfolk, Virginia in 1971. At that time, our goal was to create a community bank that was attuned to local issues and could respond to the needs of local citizens and businesses. Since that time, we have grown to nine bank branches strategically located throughout the Hampton Roads region and an additional 13 ATM locations. What was true in 1971 is even more true today: ***When you bank with us, you bank with your neighbors.***

The year 2002 gave us tangible proof that we could not only weather a changing economy; we could also meet virtually any challenge and thrive. It was a year when our Company showed its metal. While the war in Iraq will certainly have an impact on our nation's economy, it will not deter us from instilling in others a faith in themselves and encouraging hope and trust within them. Nor will it distract us from improving the communities in which we live and work and from promoting community reinvestment through loans to individuals, small businesses, churches and synagogues in need of capital improvements or expansion.

As a community bank, we are better able to know our customers and anticipate the services they want and need. We are better able to market ourselves aggressively and distinguish ourselves readily in a crowded marketplace. And we are better able to choreograph our strategies to leverage the market and our own capabilities, ensuring our position of leadership among our peers.

You have only to look at our results to know that our Board of Directors, our management team, and our staff are very good at what they do. By working together, we can continue to refine our business model, provide personal service, and meet the challenges of a changing economic environment, ensuring that we will always compare favorably with the best performers.

The steps we have taken over the last three years have enabled your Bank not only to produce strong growth, but also to build wisely toward sustained long-term expansion and profitability. We remain committed to this history of growth, to our high standard of performance and to our unmatched service quality. For more than 32 years, we have operated in this fashion. We intend to carry on as long as you, our customers and shareholders, continue to demonstrate your support.

We would like to add that we are very grateful for the loyalty of our shareholders, our directors, our employees, and our customers. As always, we encourage you to invite your family, friends, and neighbors to take advantage of the many comprehensive and unique services we offer at the Bank of the Commonwealth.

E. J. Woodard, Jr., CLBB
Chairman of the Board, President
and Chief Executive Officer

COMMONWEALTH BANKSHARES, INC.

CONSOLIDATED BALANCE SHEETS
December 31, 2002 and 2001

	2002	2001
ASSETS		
CASH AND CASH EQUIVALENTS:		
Cash and due from banks	$ 7,369,589	$ 6,434,225
Federal funds sold	59,064	5,319,706
Total cash and cash equivalents	7,428,653	11,753,931
INTEREST-BEARING DEPOSITS IN BANK	96,939	13,976,555
INVESTMENT SECURITIES:		
Available for sale	14,972,915	13,498,407
Held to maturity	1,047,080	2,887,315
	16,019,995	16,385,722
EQUITY SECURITIES, RESTRICTED, AT COST	1,180,720	917,270
LOANS HELD FOR SALE	27,792,233	-
LOANS RECEIVABLE:		
Commercial	36,278,760	28,435,499
Commercial construction	7,457,813	5,668,581
Commercial mortgage	108,102,933	95,424,615
Residential mortgage	33,995,545	36,480,368
Installment loans to individuals	9,185,951	10,499,578
Other	2,033,225	2,171,349
Gross loans	197,054,227	178,679,990
Unearned income	(731,446)	(611,159)
Allowance for loan losses	(2,335,000)	(1,988,000)
Loans, net	193,987,781	176,080,831
PREMISES AND EQUIPMENT, NET	5,813,553	5,587,834
FORECLOSED REAL ESTATE	-	328,433
ACCRUED INTEREST RECEIVABLE	1,386,057	1,321,763
OTHER ASSETS	2,807,816	4,215,378
	$ 256,513,747	$ 230,567,717

The Notes to Financial Statements are
an integral part of these statement

COMMONWEALTH BANKSHARES, INC.

CONSOLIDATED BALANCE SHEETS
December 31, 2002 and 2001

	2002	2001
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES:		
Deposits:		
Noninterest-bearing demand deposits	$ 25,527,790	$ 23,537,438
Interest-bearing:		
Demand deposits	28,793,148	23,091,671
Savings deposits	6,502,390	5,433,537
Other time deposits	167,263,321	152,846,281
Total deposits	228,086,649	204,908,927
Short-term borrowings	1,888,003	1,424,312
Long-term debt	452,608	478,720
Accrued interest payable	860,989	1,038,892
Other liabilities	2,495,868	1,858,588
Total liabilities	233,784,117	209,709,439
CONVERTIBLE PREFERRED SECURITIES	7,285,000	7,285,000
STOCKHOLDERS' EQUITY:		
Common stock, par value $2.50, 5,000,000 shares authorized; 1,721,621 and 1,703,002 shares issued and outstanding in 2002 and 2001, respectively	4,304,053	4,257,506
Additional paid-in capital	5,560,051	5,477,930
Retained earnings	5,270,552	3,775,600
Accumulated other comprehensive income	309,974	62,242
Total stockholders' equity	15,444,630	13,573,278
	$ 256,513,747	$ 230,567,717

The Notes to Financial Statements are
an integral part of these statement

COMMONWEALTH BANKSHARES, INC.

CONSOLIDATED STATEMENTS OF INCOME
Years Ended December 31, 2002, 2001 and 2000

	2002	2001	2000
INTEREST INCOME:			
Loans, including fees	$ 16,479,632	$ 15,403,576	$ 13,056,166
Investment securities	855,864	987,708	1,201,907
Other interest income	296,061	936,340	334,029
Total interest income	17,631,557	17,327,624	14,592,102
INTEREST EXPENSE:			
Deposits	8,985,167	10,699,299	7,799,662
Other interest expense	72,741	183,157	351,077
Total interest expense	9,057,908	10,882,456	8,150,739
NET INTEREST INCOME	8,573,649	6,445,168	6,441,363
PROVISION FOR LOAN LOSSES	419,014	360,046	1,154,582
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	8,154,635	6,085,122	5,286,781
NONINTEREST INCOME:			
Service charges on deposit accounts	835,303	817,865	710,075
Other service charges and fees	576,652	526,634	372,237
Other	239,360	144,265	99,530
Total noninterest income	1,651,315	1,488,764	1,181,842
NONINTEREST EXPENSES:			
Salaries and employee benefits	3,497,632	3,228,974	2,983,840
Net occupancy expense	777,510	699,340	612,199
Furniture and equipment expense	1,002,264	1,007,915	722,300
Other operating expense	2,106,447	1,897,633	1,845,128
Total noninterest expenses	7,383,853	6,833,862	6,163,467
INCOME BEFORE INCOME TAXES	2,422,097	740,024	305,156
PROVISION FOR INCOME TAXES	747,910	162,731	3,651
NET INCOME	$ 1,674,187	$ 577,293	$ 301,505
EARNING PER SHARE:			
Basic	$ 0.98	$ 0.34	$ 0.18
Diluted	$ 0.88	$ 0.31	$ 0.16

The Notes to Financial Statements are
an integral part of these statement

COMMONWEALTH BANKSHARES, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Years Ended December 31, 2002, 2001 and 2000

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
BALANCE, DECEMBER 31, 1999	$ 4,111,858	$ 5,274,788	$ 3,367,585	$ (527,633)	$ 226,598
Net income	-	-	301,505	-	301,505
Net change in unrealized gain (loss) on securities available for sale	-	-	-	309,726	309,726
Total comprehensive income	-	-	301,505	309,726	611,231
Issuance of common stock – 38,819 shares	97,048	125,711	-	-	222,759
Cash dividend – $.14 per share	-	-	(233,718)	-	(233,718)
BALANCE, DECEMBER 31, 2000	4,208,906	5,400,499	3,435,372	(217,907)	12,826,870
Net income	-	-	577,293	-	577,293
Net change in unrealized gain (loss) on securities available for sale	-	-	-	280,149	280,149
Total comprehensive income	-	-	577,293	280,149	857,442
Issuance of common stock – 19,440 shares	48,600	77,431	-	-	126,031
Cash dividend – $.14 per share	-	-	(237,065)	-	(237,065)
BALANCE, DECEMBER 31, 2001	4,257,506	5,477,930	3,775,600	62,242	13,573,278
Net income		-	1,674,187	-	1,674,187
Net change in unrealized gain (loss) on securities available for sale	-	-	-	247,732	247,732
Total comprehensive income	-	-	1,674,187	247,732	1,921,919
Issuance of common stock - 18,619 Shares	46,547	82,121	-	-	128,668
Cash dividend - $.105 per share	-	-	(179,235)	-	(179,235)
BALANCE, DECEMBER 31, 2002	$ 4,304,053	$ 5,560,051	$ 5,270,552	$ 309,974	$15,444,630

The Notes to Financial Statements are
an integral part of these statement

COMMONWEALTH BANKSHARES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2002, 2001 and 2000

	2002	2001	2000
OPERATING ACTIVITIES:			
Net income	$ 1,674,187	$ 577,293	$ 301,505
Adjustments to reconcile net income to net cash from (used in) operating activities:			
Provision for loan losses	419,014	360,046	1,154,582
Depreciation and amortization	818,331	651,027	490,385
Other, net	(197,312)	(2,236)	(327,729)
Net change in:			
Accrued interest receivable	(64,294)	24,764	(302,316)
Loans held for sale	(27,792,233)	-	-
Accrued interest payable	(177,903)	132,728	355,247
Other assets	2,068,085	(2,016,557)	34,069
Net cash from (used in) operating activities	(23,252,125)	(272,935)	1,705,743
INVESTING ACTIVITIES:			
Net change in interest-bearing deposits in bank	13,879,616	(6,404,160)	(7,572,395)
Purchase of securities available for sale	(4,671,100)	(3,845,680)	(288,746)
Purchase of equity securities, restricted	(632,350)	(190,519)	(178,673)
Net purchase of premises and equipment	(1,007,847)	(1,713,249)	(2,211,660)
Net expenditures on foreclosed real estate	(28,899)	(395,302)	(74,786)
Net change in loans	(18,325,964)	(20,418,594)	(32,597,774)
Proceeds from:			
Maturities of securities held to maturity	1,840,235	1,458,651	360,795
Sales and maturities of securities available for sale	3,619,800	5,811,015	1,149,285
Sales of equity securities, restricted	368,900	-	-
Sale of real estate acquired in settlement of loans	319,722	173,622	8,866
Net cash used in investing activities	(4,637,887)	(25,524,216)	(41,405,088)
FINANCING ACTIVITIES:			
Net change in:			
Other time deposits	15,383,837	8,797,954	43,662,453
Demand, interest-bearing demand and savings deposits	7,793,885	11,496,010	2,594,541
Short-term borrowings	463,691	(3,957,933)	1,226,052
Proceeds from issuance of convertible preferred securities	-	7,285,000	-
Other	(76,679)	(137,146)	(37,071)
Net cash from financing activities	23,564,734	23,483,885	47,445,975

(Continued)

The Notes to Financial Statements are
an integral part of these statement

COMMONWEALTH BANKSHARES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2002, 2001 and 2000

	2002	2001	2000
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	$ (4,325,278)	$ (2,313,266)	$ 7,746,630
CASH AND CASH EQUIVALENTS, JANUARY 1	11,753,931	14,067,197	6,320,567
CASH AND CASH EQUIVALENTS, DECEMBER 31	$ 7,428,653	$ 11,753,931	$ 14,067,197
SUPPLEMENTAL DISCLOSURE OF CASH PAID DURING THE YEAR:			
Interest	$ 9,235,811	$ 10,749,726	$ 7,795,494
Income taxes	$ 695,000	$ 195,000	$ 481,101

The Notes to Financial Statements are an integral part of these statement

COMMONWEALTH BANKSHARES, INC.

Notes to Financial Statements
December 31, 2002 and 2001

Note 1. Summary of Significant Accounting Policies

The accounting and reporting policies of Commonwealth Bankshares, Inc. (the Parent) and its subsidiaries, Commonwealth Bankshares Capital Trust I (the Trust), and Bank of the Commonwealth (the Bank) and its subsidiaries, BOC Title of Hampton Roads, Inc. and BOC Insurance Agencies of Hampton Roads, Inc., are in accordance with accounting principles generally accepted in the United States of America and conform to accepted practices within the banking industry. A summary of significant accounting policies is briefly described below.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Parent, the Trust and the Bank and its subsidiaries, collectively referred to as "the Company." All significant intercompany balances and transactions have been eliminated in consolidation.

Nature of Operations

The Bank operates under a state bank charter and provides full banking services, including trust services. As a state bank, the Bank is subject to regulation of the Bureau of Financial Institutions and the Federal Reserve System. The Bank serves Norfolk, Virginia Beach, Chesapeake and Portsmouth, Virginia through its nine banking offices.

Estimates

Management uses estimates and assumptions in preparing financial statements. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenue and expenses. Actual results could differ from those estimates. A material estimate that is particularly susceptible to significant change in the near term relates to the determination of the allowance for loan losses.

Investment Securities

Investment securities which the Bank intends to hold until maturity or until called are classified as held to maturity. These investment securities are stated at cost, adjusted for amortization of premiums and accretion of discounts.

(Continued)

COMMONWEALTH BANKSHARES, INC.

Notes to Financial Statements
December 31, 2002 and 2001

Note 1. Summary of Significant Accounting Policies (Continued)

Investment securities which the Bank intends to hold for indefinite periods of time, including investment securities used as part of the Bank's asset/liability management strategy, are classified as available for sale. These investment securities are carried at fair value. Net unrealized gains and losses, net of deferred income taxes, are excluded from earnings and reported as accumulated other comprehensive income (loss).

Gains and losses on the sale of investment securities are determined using the specific identification method.

Loans Receivable

Loans receivable are intended to be held until maturity and are shown on the balance sheet net of the allowance for loan losses. Interest is computed by methods which generally result in level rates of return on principal. Interest on past due and problem loans is accrued until serious doubt arises as to the collectibility of the interest.

The Bank grants commercial, real estate, and consumer installment loans to its customers. Collateral requirements for loans are determined on a loan-by-loan basis depending upon the purpose of the loan and the financial condition of the borrower.

Allowance for Loan Losses

The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions.

Foreclosed Real Estate

Foreclosed real estate is stated at the lower of cost or estimated fair market value of the property, less estimated disposal costs, if any. Cost includes loan principal and accrued interest. Any excess of cost over the estimated fair market value at the time of acquisition is charged to the allowance for loan losses. The estimated fair market value is reviewed periodically by management and any write-downs are charged against current earnings.

(Continued)

COMMONWEALTH BANKSHARES, INC.

Notes to Financial Statements
December 31, 2002 and 2001

Note 1. Summary of Significant Accounting Policies (Continued)

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Deprecation is computed generally by the straight-line method. It is the Bank's policy to capitalize additions and improvements and depreciate the cost thereof over the estimated useful lives as follows:

Buildings and improvements	5 to 40 years
Furniture and equipment	3 to 10 years

Income Taxes

Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws on rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Per Share Data

Basic earnings per share is computed by dividing net income by the weighted average number of shares of common stock outstanding. Diluted earnings per share is computed by dividing net income by the weighted average common and potential dilutive common equivalent shares outstanding, determined as follows:

	2002	**2001**	**2000**
Weighted average shares outstanding used to compute basic earnings per share	$1,708,698	$1,692,125	$1,667,329
Incremental shares issuable upon the assumed exercise of stock options	198,211	191,229	189,369
Shares used to compute diluted earnings per share	$1,906,909	$1,883,354	$1,856,698

(Continued)

COMMONWEALTH BANKSHARES, INC.

Notes to Financial Statements
December 31, 2002 and 2001

Note 1. Summary of Significant Accounting Policies (Concluded)

Fair Value of Financial Instruments

The carrying value of cash and cash equivalents, interest-bearing deposits in bank, accrued interest receivable, demand deposits, savings deposits, and short-term borrowings approximates fair value. The fair value of securities is based on quoted market prices. The remainder of the recorded financial instruments were valued based on the present value of estimated future cash flows, discounted at various rates in effect for similar instruments at year-end.

Fair values for off-balance sheet lending commitments approximate the contract or notional value taking into account the remaining terms of the agreements and the counterparties' credit standings.

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, cash and cash equivalents includes cash and due from banks and federal funds sold.

Interest-bearing Deposits in Bank

Interest-bearing deposits in bank mature within one year and are carried at cost.

Reclassifications

Certain prior year amounts have been reclassified to conform to the 2002 presentation. These reclassifications have no effect on previously reported net income.

COMMONWEALTH BANKSHARES, INC.

Notes to Financial Statements
December 31, 2002 and 2001

Note 2. Concentrations of Credit Risk

At December 31, 2002, the Bank's cash and due from banks included two commercial bank deposit accounts aggregating $5,252,500 in excess of the Federal Deposit Insurance Corporation (FDIC) insured limit of $100,000 per institution. Interest-bearing deposits in bank are not subject to FDIC coverage.

Note 3. Investment Securities

The carrying and market values of investment securities are as follows:

	Carrying Amount	Unrealized Gains	Unrealized Losses	Market Value
December 31, 2002				
Available for sale:				
U.S. Government and agency securities	$ 1,299,501	$ 4,944	$ –	$ 1,304,445
Mortgage-backed securities	4,759,265	119,602	(1,474)	4,877,393
State and municipal securities	4,767,839	204,509	(2,665)	4,969,683
Equities and other bonds	3,676,652	194,900	(50,158)	3,821,394
	$ 14,503,257	$ 523,955	$ (54,297)	$14,972,915
Held to maturity:				
Mortgage-backed securities	$ 800,919	$ 12,632	$ (6,284)	$ 807,267
State and municipal securities	246,161	26,634	–	272,795
	$ 1,047,080	$ 39,266	$ (6,284)	$ 1,080,062
December 31, 2001				
Available for sale:				
U.S. Government and agency securities	$ 215,000	$ –	$ (5,981)	$ 209,019
Mortgage-backed securities	4,893,328	46,955	(13,989)	4,926,294
State and municipal securities	4,452,832	7,179	(54,782)	4,405,229
Equities and other bonds	3,890,797	118,866	(51,798)	3,957,865
	$ 13,451,957	$ 173,000	$ (126,550)	$13,498,407
Held to maturity:				
Mortgage-backed securities	$ 1,279,108	$ 9,160	$ (8,540)	$ 1,279,728
State and municipal securities	1,608,207	31,239	–	1,639,446
	$ 2,887,315	$ 40,399	$ (8,540)	$ 2,919,174

(Continued)

COMMONWEALTH BANKSHARES, INC.

Notes to Financial Statements
December 31, 2002 and 2001

Note 3. Investment Securities (Concluded)

A maturity schedule of investment securities as of December 31, 2002 is as follows:

	Available for Sale		Held to Maturity	
	Carrying Amount	Market Value	Carrying Amount	Market Value
Due:				
In one year or less	$ 1,219,681	$ 1,231,283	$ –	$ –
After one year through five years	1,398,975	1,412,118	–	–
After five years through ten years	3,068,202	3,163,228	246,161	272,795
After ten years	1,934,166	2,017,143	–	–
	7,621,024	7,823,772	246,161	272,795
Mortgage-backed securities	4,759,265	4,877,393	800,919	807,267
Equity securities	2,122,968	2,271,750	–	–
	$ 14,503,257	$14,972,915	$ 1,047,080	$1,080,062

Securities with a carrying value of $10,408,543 and $11,940,672 and market value of $10,743,842 and $11,965,103 at December 31, 2002 and 2001, respectively, were pledged as collateral to secure public deposits and for other purposes.

Note 4. Loans Receivable

Although the Bank has a diversified loan portfolio, a substantial portion of the borrowers' ability to honor their contracts is dependent upon the commercial real estate operators and hotel/motel sectors. The majority of these loans are collateralized by a deed of trust on real estate. The approximate outstanding balances of loans in these sectors are as follows:

	December 31, 2002	December 31, 2001
Commercial real estate operators	$ 20,200,000	$ 22,400,000
Hotel/Motel	21,500,000	21,100,000

(Continued)

COMMONWEALTH BANKSHARES, INC.

Notes to Financial Statements
December 31, 2002 and 2001

Note 4. Loans Receivable (Concluded)

A summary of transactions in the allowance for loan losses follows:

	2002	2001	2000
Balance at beginning of year	$ 1,988,000	$ 1,920,000	$ 931,000
Provision charged to operating expense	419,014	360,046	1,154,582
Loans charged-off	(86,753)	(303,220)	(171,935)
Recoveries of loans previously charged-off	14,739	11,174	6,353
Balance at end of year	$ 2,335,000	$ 1,988,000	$ 1,920,000

Note 5. Premises and Equipment

Premises and equipment are summarized as follows:

	December 31, 2002	December 31, 2001
Land	345,403	$ 345,403
Buildings and improvements	2,858,609	2,521,715
Leasehold improvements	618,188	604,070
Furniture and equipment	5,887,204	4,791,751
Construction in progress	82,741	655,085
	9,792,145	8,918,024
Less accumulated depreciation	3,978,592	3,330,190
	$ 5,813,553	$ 5,587,834

Note 6. Deposits

The aggregate amount of time deposits in denominations of $100,000 or more at December 31, 2002 and 2001 was approximately $43,664,941 and $35,396,000, respectively.

(Continued)

COMMONWEALTH BANKSHARES, INC.

Notes to Financial Statements
December 31, 2002 and 2001

Note 6. Deposits (Concluded)

At December 31, 2002, the scheduled maturities of certificates of deposit included in other time deposits on the balance sheet are as follows:

2003	$ 23,440,980
2004	49,993,557
2005	20,034,713
2006	23,718,587
2007	3,511,725
Thereafter	32,271,673
	$ 152,971,235

Note 7. *Dividend Limitations*

Dividends may be paid to the Parent by the Bank under formulas established by the appropriate regulatory authorities. These formulas contemplate that the current earnings and earnings retained for the two preceding years may be paid to the Parent without regulatory approval. In 2003, the Bank can initiate dividend payments without said regulatory approvals of approximately $2,895,000 plus an additional amount equal to the Bank's net earnings for 2003 up to the date of any such dividend declaration. Substantially all of the retained earnings of the Parent are represented by undistributed earnings of the Bank.

Note 8. Short-Term Borrowings

Securities sold under agreements to repurchase generally mature within one to three days from the transaction date. The maximum amount outstanding at the end of a month was $1,144,220 and $7,230,860 during 2002 and 2001, respectively. The average daily balance was $941,575 and $4,143,453 during 2002 and 2001, respectively. The securities underlying these agreements were under the Bank's control.

COMMONWEALTH BANKSHARES, INC.

Notes to Financial Statements
December 31, 2002 and 2001

Note 9. Income Taxes

The current and deferred components of income tax expense are as follows:

	2002	2001	2000
Current	$ 925,154	$ 220,245	$ 389,176
Deferred	(177,244)	(57,514)	(385,525)
Provision for income taxes	$ 747,910	$ 162,731	$ 3,651

A reconciliation between the provision for income taxes and the amount computed by multiplying income by the current statutory 34% federal income tax rate is as follows:

	2002	2001	2000
Income tax expense at statutory rates	$ 823,513	$ 251,608	$ 103,753
Increase (decrease) due to:			
Tax exempt income	(93,416)	(97,032)	(127,283)
Other	17,813	8,155	27,181
Provision for income taxes	$ 747,910	$ 162,731	$ 3,651

Deferred income taxes result from timing differences between taxable income and the income for financial reporting purposes. The only significant timing difference relates to the provision for loan losses.

A cumulative net deferred tax asset is included in other assets at December 31, 2002 and 2001. The components of the asset are as follows:

	December 31, 2002	2001
Deferred tax assets:		
Allowance for loan losses	$ 719,573	$ 593,707
Deferred compensation	437,747	337,085
Accrued compensated absences	240,203	216,837
Deferred loan fees	237,751	187,465
Other	1,877	616
Total deferred tax assets	1,637,151	1,335,710

(Continued)

COMMONWEALTH BANKSHARES, INC.

Notes to Financial Statements
December 31, 2002 and 2001

Note 9. **Income Taxes** (Concluded)

	December 31, 2002	December 31, 2001
Deferred tax liabilities:		
Depreciation	$ (396,214)	$ (277,524)
Unrealized gains on securities	(159,684)	15,793
Other	(1,116)	6,076
Total deferred tax liabilities	(557,014)	(255,655)
Net deferred tax asset	$ 1,080,137	$ 1,080,055

Note 10. **Related Parties Loans**

During the year, officers, directors, principal stockholders, and their affiliates (related parties) were customers of and had transactions with the Bank in the ordinary course of business. In management's opinion these transactions were made on substantially the same terms as those prevailing for other customers for comparable transactions and did not involve more than normal risks. Loan activity to related parties is as follows:

	2002	2001
Beginning of year	$ 2,602,811	$ 3,812,829
Additional borrowings	1,516,892	228,982
Curtailments	(599,022)	(1,439,000)
End of year	$ 3,520,681	$ 2,602,811

Note 11. **Convertible Preferred Stock**

On November 15, 2000, the Parent formed the Trust, a wholly owned subsidiary. The Trust issued 1,457,000 shares of 8.0% cumulative preferred securities maturing October 15, 2031 with an option to call on or after October 15, 2006 (call price of $5.00 per share) for $7,285,000. Conversion of the preferred securities into the Parent's stock may occur at any time prior to maturity. The Trust also issued 45,063 shares of convertible common stock for $225,315. The Parent purchased all shares of the common stock. The proceeds from the sale of the preferred securities were utilized to purchase from the Parent junior subordinated debt securities (guaranteed by the Parent), of $7,510,315 bearing interest at 8.0% and maturing October 15, 2031. All intercompany interest and equity was eliminated in consolidation.

COMMONWEALTH BANKSHARES, INC.

Notes to Financial Statements
December 31, 2002 and 2001

Note 12. Regulatory Matters

The Parent (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Parent's and the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Parent and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Parent and the Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2002 and 2001, that the Parent and the Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2002, the most recent notification from the Federal Reserve Bank categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the following tables. There are no conditions or events since the notification that management believes have changed the Bank's category. The Parent's and the Bank's actual capital amounts and ratios as of December 31, 2002 and 2001 are also presented in the table.

(Continued)

COMMONWEALTH BANKSHARES, INC.

Notes to Financial Statements
December 31, 2002 and 2001

Note 12. Regulatory Matters (Concluded)

	Actual		Minimum Capital Requirement		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)					
As of December 31, 2002:						
Total capital to risk weighted assets:						
Consolidated	$ 24,822	11.4%	$ 17,493	8.0%	N/A	N/A
Bank	23,233	10.7%	17,441	8.0%	$21,801	10.0%
Tier I capital to risk weighted assets:						
Consolidated	20,180	9.2%	8,746	4.0%	N/A	N/A
Bank	20,831	9.6%	8,720	4.0%	13,080	6.0%
Tier I capital to average assets:						
Consolidated	20,180	7.8%	10,302	4.0%	N/A	N/A
Bank	20,831	8.1%	10,241	4.0%	12,801	5.0%
As of December 31, 2001:						
Total capital to risk weighted assets:						
Consolidated	$22,832	11.8%	$ 15,515	8.0%	N/A	N/A
Bank	21,104	10.9%	15,442	8.0%	$19,302	10.0%
Tier I capital to risk weighted assets:						
Consolidated	18,014	9.3%	7,757	4.0%	N/A	N/A
Bank	19,068	9.9%	7,721	4.0%	11,581	6.0%
Tier I capital to average assets:						
Consolidated	18,014	7.8%	9,194	4.0%	N/A	N/A
Bank	19,068	8.3%	9,158	4.0%	11,447	5.0%

COMMONWEALTH BANKSHARES, INC.

Notes to Financial Statements
December 31, 2002 and 2001

Note 13. Disclosures About Fair Value of Financial Instruments

Fair value and the carrying value of the Bank's recorded financial instruments are as follows (in thousands):

	December 31, 2002		December 31, 2001	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash and cash equivalents	$ 7,482	$ 7,482	$ 20,430	$ 20,430
Investment securities	16,020	15,153	16,385	16,417
Net loans	221,310	240,889	175,611	183,431
Deposits	228,936	240,117	205,860	211,698
Short-term borrowings	1,887	1,887	1,424	1,424
Long-term debt	453	443	479	463

Note 14. Contingent Liabilities and Commitments

The Bank's financial statements do not reflect various commitments and contingent liabilities which arise in the normal course of business and which involve elements of credit risk, interest rate risk and liquidity risk. These commitments and contingent liabilities are described in Note 17, *Financial Instruments with Off Balance Sheet Risk.*

At December 31, 2002, the Bank had the following unused lines of credit:

Bank of America	$ 3,000,000
SunTrust Bank	3,500,000
Total unused lines of credit	$ 6,500,000

Each separate line of credit has a variable rate based on the lending bank's daily federal funds sold and is due on demand.

COMMONWEALTH BANKSHARES, INC.

Notes to Financial Statements
December 31, 2002 and 2001

Note 15. Related Party Leases

In 1984, the Bank entered into a lease with Boush Bank Building Associates, a limited partnership owned by several stockholders of the Bank (the Partnership), to rent the Headquarters Building. The lease requires the Bank to pay all taxes, maintenance and insurance. The term of the lease is twenty-three years and eleven months. In connection with this property, the lessor has secured financing in the form of a $1,600,000 industrial development revenue bond from the Norfolk Redevelopment and Housing Authority payable in annual installments, commencing on January 1, 1987, at amounts equal to 3.0% of the then outstanding principal balance through the twenty-fifth year, when the unpaid balance will become due. Interest on this bond is payable monthly, at 68.6% of the prime rate of SunTrust Bank in Richmond, Virginia. Monthly rent paid by the Bank is equal to interest on the above bond, plus any interest associated with secondary financing provided the lessor by the Bank.

The Bank has the right to purchase, at its option, an undivided interest in the property at undepreciated original cost, and is obligated to purchase in each January after December 31, 1986 an undivided interest in an amount equal to 90.0% of the legal amount allowed by banking regulations for investments in fixed properties. Under this provision the Bank purchased 19.7% of this property for $362,200 in 1987. At the time of the 1987 purchase the Bank assumed $305,700 of the above-mentioned bond. Pursuant to the purchase option contained in the lease agreement, the Bank recorded an additional interest of $637,400 (34.7%) in the leased property as of December 31, 1988 by assuming a corresponding portion ($521,900) of the unpaid balance of the related revenue bond and applying the difference of $115,500 to amounts due from the lessor. Accordingly the Bank now owns 54.4%, of the Headquarters property. No purchases have been made after 1988. Total lease expense was $72,480 for the years 2002 and 2001, respectively.

In addition, the Bank subleases approximately 4,000 square feet of its third floor office space to outside parties. Total sublease rental income was $60,414 and $69,920 for the years ended December 31, 2002 and 2001, respectively.

The Bank has also entered into a long-term lease with a related party to provide space for one branch located in Chesapeake, Virginia. This lease has been classified as an operating lease for financial reporting purposes. Future minimum lease payments of $107,016 are required each year for five years under the long-term noncancellable lease agreement as of October 20, 1998, which expires in October 2007. Total lease expense was $104,821 and $102,900 for the years 2002 and 2001, respectively.

NOTES

COMMONWEALTH BANKSHARES, INC.

Notes to Financial Statements
December 31, 2002 and 2001

Note 16. Lease Commitments

The Bank leases certain real estate under noncacellable operating leases with third parties with varying terms through 2008. Some of the operating leases contain on option to renew after a specific period of time. Rental expense under these leases was approximately $121,000 and $110,230 for the years 2002 and 2001, respectively.

Note 17. Financial Instruments with Off Balance Sheet Risk

In the normal course of business, the Bank is a party to financial instruments with off-balance-sheet risk. These financial instruments include commitments to extend credit, standby letters of credit and financial guarantees and involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the balance sheet. The contract or notional amounts of these instruments reflect the extent of the Bank's involvement in particular classes of financial instruments.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit, standby letters of credit, and financial guarantees written is represented by the contractual notional amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Unless noted otherwise, the Bank does not require collateral or other security to support financial instruments with credit risk.

At December 31, 2002, the Bank was exposed to credit risk on commitments to extend credit having contract amounts of approximately $31,316,000 and standby letters of credit and financial guarantees written of approximately $858,000.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank's experience has been that approximately 90% of loan commitments are drawn upon by customers. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if it is deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but may include property, plant and equipment, and income-producing commercial properties.

(Continued)

COMMONWEALTH BANKSHARES, INC.

Notes to Financial Statements
December 31, 2002 and 2001

Note 17. Financial Instruments with Off Balance Sheet Risk (Concluded)

Standby letters of credit and financial guarantees written are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank has not been required to perform on any financial guarantees during the past two years. The Bank has not incurred any losses on its commitments in either 2002 or 2001.

Note 18. Borrowings from Federal Home Loan Bank

The Bank has a line of credit with the Federal Home Loan Bank with a maximum value of fifteen percent of the Bank's current assets, using a daily rate credit and due on demand. The advances from this line are collateralized by first residential mortgages and securities pledged in the amount of $22,659,861.

COMMONWEALTH BANKSHARES, INC.

Notes to Financial Statements
December 31, 2002 and 2001

Note 19. Parent Company Only Financial Information

COMMONWEALTH BANKSHARES, INC.
(PARENT COMPANY ONLY)

Balance Sheets
December 31, 2002 and 2001

ASSETS

	2002	2001
Cash on deposit with subsidiary	$ 624,923	$ 829,495
Investment in subsidiaries	21,323,185	19,341,879
Due from subsidiary	763,494	752,405
Premises	107,807	111,192
Prepaid expense	37,069	41,474
Other assets	252,497	145,348
	$ 23,108,975	$ 21,221,793

LIABILITIES AND STOCKHOLDERS' EQUITY

	2002	2001
Accrued expenses	$ 26,715	$ 8,877
Accrued interest payable	126,841	128,508
Junior subordinated debentures	7,510,315	7,510,315
Other liabilities	474	815
Total stockholders' equity	15,444,630	13,573,278
	$ 23,108,975	$ 21,221,793

(Continued)

COMMONWEALTH BANKSHARES, INC.

Notes to Financial Statements
December 31, 2002 and 2001

Note 19. Parent Company Only Financial Information (Continued)

COMMONWEALTH BANKSHARES, INC.
(PARENT COMPANY ONLY)

Statements of Income
For The Years Ended December 31, 2002, 2001, And 2000

	2002	2001	2000
Income:			
Dividends from subsidiaries	$ 393,776	$ 947,010	$ 225,000
Rental income	6,000	6,000	6,000
Interest income	1,746	2,647	3,195
Total income	401,522	955,657	234,195
Expenses:			
Interest expense	599,158	262,024	–
Professional fees	90,104	59,900	63,281
Other	5,612	5,606	57,313
Total expenses	694,874	327,530	120,594
Income (loss) before income taxes and equity in undistributed net income of subsidiary	(293,352)	628,127	113,601
Income tax benefits	233,965	108,420	37,876
Income (loss) before equity in undistributed net income of subsidiary	(59,387)	736,547	151,477
Equity in undistributed net income of subsidiary	1,733,574	(159,254)	150,028
Net income	$1,674,187	$ 577,293	$ 301,505

4

(Continued)

COMMONWEALTH BANKSHARES, INC.

Notes to Financial Statements
December 31, 2002 and 2001

Note 19. Parent Company Only Financial Information (Concluded)

COMMONWEALTH BANKSHARES, INC.
(PARENT COMPANY ONLY)

Statements of Cash Flows
For The Years Ended December 31, 2002, 2001, And 2000

	2002	2001	2000
Operating activities:			
Net income	$1,674,187	$ 577,293	$ 301,505
Adjustments to reconcile net income to net cash from (used in) operating activities:			
Depreciation	3,385	3,385	3,385
Equity in undistributed net income of subsidiary	(1,733,574)	159,254	(150,028)
Net change in:			
Amount due to subsidiaries	(11,089)	(739,955)	991
Prepaid expenses	4,405	44,337	(71,722)
Other assets	(107,149)	(56,786)	(101,012)
Accrued expenses	17,838	(18,530)	27,407
Accrued interest payable	(1,667)	128,508	–
Deferred tax liability	(341)	46	191
Net cash from (used in) operating activities	(154,005)	97,552	10,717
Investing activities:			
Investments in subsidiaries	–	(6,725,315)	–
Financing activities:			
Proceeds from issuance of junior subordinated debentures	–	7,510,315	–
Proceeds from issuance of common stock	128,668	125,870	222,759
Dividends paid	(179,235)	(236,904)	(233,718)
Net cash from (used in) financing activities	(50,567)	7,399,281	(10,959)
Net increase (decrease) in cash on deposit with subsidiary	(204,572)	771,518	(242)
Cash on deposit with subsidiary, January 1	829,495	57,977	58,219
Cash on deposit with subsidiary, December 31	$ 624,923	$ 829,495	$ 57,977

Witt, Mares & Company, PLC
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
Commonwealth Bankshares, Inc.
Norfolk, Virginia

We have audited the accompanying consolidated balance sheet of Commonwealth Bankshares, Inc. and subsidiaries as of December 31, 2002, and the related consolidated statements of income, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of Commonwealth Bankshares, Inc. and subsidiaries as of December 31, 2001 and 2000, were audited by other auditors who have ceased operations and whose report dated January 18, 2002, expressed an unqualified opinion on those consolidated financial statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Commonwealth Bankshares, Inc. and subsidiaries as of December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Witt, Mares & Company PLC

Norfolk, Virginia
January 17, 2003

REPORT OF MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The management of Commonwealth Bankshares, Inc. and its subsidiary is responsible for preparing the accompanying financial statements in accordance with generally accepted accounting principles appropriate in the circumstances. The amounts therein are based on management's best estimates and judgements. Management also prepared other information in the annual report and is responsible for its accuracy and consistency with the financial statement.

The Company's financial statements have been audited by Witt, Mares & Company, PLC, independent auditors. Their audit was conducted in accordance with generally accepted auditing standards and their report on the Company's financial statements is set forth on the proceeding page. Management has made available to Witt, Mares & Company, PLC all of the Company's financial records and related data, as well as the minutes of shareholders' and directors' meetings. Management believes that all representations made to Witt, Mares & Company, PLC during its audit were valid and appropriate.

Management of the Company has established and maintains a system of internal control that, we believe, provides reasonable assurance as to the integrity and reliability of the financial statements, the protection of assets from unauthorized use or disposition, and the prevention and detection of fraudulent financial reporting. The system of internal control provides for division of responsibility. Written policies and procedures related to the system are updated as necessary and are communicated to employees that have significant roles in the financial reporting process. Management monitors the system of internal control for compliance.

The Audit Committee of the Board of Directors, composed of five directors who are not employees, meets periodically with management and the independent auditors. The Committee's principal responsibilities include approving the engagement of the independent auditors, subject to appropriate ratification, making periodic examinations of the affairs of the Company and reviewing the audit scope of the independent audits. The Committee also reviews the results of the independent audits.

Management believes that the Company's system of internal control is adequate to accomplish the objectives discussed herein.

Management also recognizes its responsibility for fostering a strong ethical climate to ensure that the Company's affairs are conducted according to the highest standards of personal and corporate conduct. This responsibility is characterized and reflected in the Company's Code of Conduct which is publicized throughout the Company. The Code of Conduct addresses, among other things, the necessity of ensuring open communication within the Company; potential conflicts of interest; compliance with domestic laws, including those relating to financial disclosure; and the confidentiality of proprietary information. The Company maintains a systematic program to assess compliance with these policies.

E. J. Woodard, Jr., CLBB
Chairman of the Board, President
and Chief Executive Officer

John H. Gayle
Executive Vice President, Cashier
and Secretary

FIVE-YEAR SUMMARY CONSOLIDATED BALANCE SHEETS

December 31

ASSETS	2002	2001	2000	1999	1998
Cash and due from banks:					
Noninterest bearing	$7,369,589	$6,434,225	$6,886,063	$6,320,567	$5,383,384
Interest bearing	96,939	13,976,555	7,572,395	--	--
Federal funds sold	59,064	5,319,706	7,181,134	--	7,378,500
Investment securities:					
Available for sale	14,972,915	13,498,407	15,087,131	15,478,387	16,828,831
Held to maturity	1,047,080	2,887,315	4,345,966	4,706,761	5,665,833
Equity securities, restricted	1,180,720	917,270	726,751	548,078	503,678
Loans held for sale:	27,792,233	--	--	--	--
Loans receivable:					
Commercial	36,278,760	28,435,499	25,300,477	23,306,635	15,990,112
Commercial construction	7,457,813	5,668,581	3,659,197	1,711,924	1,522,464
Commercial mortgage	108,102,933	95,424,615	81,627,100	65,985,847	46,379,110
Residential mortgage	33,995,545	36,480,368	36,451,466	25,146,370	19,576,529
Installment loans to individuals	9,185,951	10,499,578	7,756,748	6,538,126	5,564,235
Other	2,033,225	2,171,349	3,682,353	2,816,716	2,817,787
GROSS LOANS	197,054,227	178,679,990	158,477,341	125,505,618	91,850,237
Less: Unearned income	(731,446)	(611,159)	(535,058)	(460,527)	(274,472)
Allowance for loan losses	(2,335,000)	(1,988,000)	(1,920,000)	(931,000)	(969,000)
	193,987,781	176,080,831	156,022,283	124,114,091	90,606,765
Premises and equipment	5,813,553	5,587,834	4,537,213	2,822,142	2,742,015
Other assets	4,193,873	5,865,574	3,504,718	3,025,581	3,128,238
	$256,513,747	**$230,567,717**	**$205,863,654**	**$157,015,607**	**$132,237,244**
Deposits:					
Noninterest bearing	$25,527,790	$23,537,438	$17,339,931	$15,071,902	$16,433,391
Interest bearing	202,558,859	181,371,489	167,275,032	123,286,067	99,736,424
TOTAL DEPOSITS	228,086,649	204,908,927	184,614,963	138,357,969	116,169,815
Short-term borrowings	1,888,003	1,424,312	5,382,245	4,156,193	2,483,725
Long-term debt	452,608	478,720	504,832	530,944	557,056
Other liabilities	3,356,857	2,897,480	2,534,744	1,743,903	1,446,903
TOTAL LIABILITES	233,784,117	209,709,439	193,036,784	144,789,009	120,657,499
CONVERTIBLE PREFERRED SECURITIES	7,285,000	7,285,000	--	--	--
SHAREHOLDERS' EQUITY					
Common stock	4,304,053	4,257,506	4,208,907	4,111,858	2,710,383
Additional capital	5,560,051	5,477,930	5,400,498	5,274,788	5,175,939
Retained earnings	5,270,552	3,775,600	3,435,372	3,367,585	3,740,072
Accumulated other comprehensive income (loss)	309,974	62,242	(217,907)	(527,633)	(46,649)
	15,444,630	13,573,278	12,826,870	12,226,598	11,579,745
	$256,513,747	**$230,567,717**	**$205,863,654**	**$157,015,607**	**$132,237,244**

FIVE-YEAR SUMMARY OF CONSOLIDATED OPERATIONS

	Year Ended December 31				
	2002	2001	2000	1999	1998
Interest on loans and investments and loans fees	$17,631,557	$17,327,624	$14,592,102	$10,860,577	$9,546,891
Interest on deposits and short-term borrowings	9,057,908	10,882,456	8,150,739	5,501,577	5,060,073
Net Interest Income	8,573,649	6,445,168	6,441,363	5,359,000	4,486,818
Provision for loan losses	419,014	360,046	1,154,582	109,823	101,738
Net Interest Income After Provision for Loan Losses	8,154,635	6,085,122	5,286,781	5,249,177	4,385,080
Noninterest Income					
Security gains	4,769	--	--	7,106	5,084
Gains (loss) on sale of real estate	(36,658)	(43,677)	(62,591)	(65,550)	(61,561)
Other noninterest income	1,683,204	1,532,441	1,244,433	1,267,640	1,243,147
Total Noninterest Income	1,651,315	1,488,764	1,181,842	1,209,196	1,186,670
Noninterest Expenses:					
Salaries and employee benefits	3,497,632	3,228,974	2,983,840	2,290,700	1,862,484
Occupancy expenses (net)	777,510	699,340	612,199	464,458	435,770
Furniture and equipment expenses	1,002,264	1,007,915	722,300	609,499	548,691
Other noninterest expenses	2,106,447	1,897,633	1,845,128	1,491,902	1,137,214
Total Noninterest Expenses	7,383,853	6,833,862	6,163,467	4,856,559	3,984,159
Income Before Income Taxes	2,422,097	740,024	305,156	1,601,814	1,587,591
Applicable Income Tax Expense	747,910	162,731	3,651	446,424	482,339
Net Income for Year	**$1,674,187**	**$577,293**	**$301,505**	**$1,155,390**	**$1,105,252**
Net Income per share - basic (1)	$0.98	$0.34	$0.18	$0.71	$0.68
Net Income per share assuming dilution (1)	$0.88	$0.31	$0.16	$0.64	$0.62
Average shares outstanding (1)	1,708,698	1,692,125	1,667,329	1,631,684	1,626,107
Average shares - assuming dilution (1)	1,906,909	1,883,354	1,856,698	1,804,201	1,788,986

(1) Adjusted to reflect 1999 & 1998 stock dividends.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

This section of the Annual Report should be read in conjunction with the statistical information, Financial Statements and related Notes, and the selected financial data appearing elsewhere in this Annual Report.

In addition to historical information, the following discussion contains forward looking statements that are subject to risks and uncertainties that could cause the Corporation's actual results to differ materially from those anticipated, including risks associated with general economic conditions and interest rate trends. These forward looking statements include, but are not limited to, statements regarding management's expectations that the Bank will continue to experience growth in core operating earnings, improved credit quality and increased service fee income, and that the Corporation may pay cash dividends in the future. Readers are cautioned not to place undue reliance on these forward looking statements, which reflect management's analysis only as of the date hereof.

New Accounting Pronouncements

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The provisions of the statement, which were adopted January 1, 2003, did not have a material impact on either the Corporation's consolidated financial position or consolidated results of operations.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." The Statement establishes a single accounting model for long-lived assets to be disposed of by a sale, and resolves significant implementation issues related to SFAS No. 121. The provisions of the Statement were adopted by the Corporation on January 1, 2002. The implementation did not have a material impact on either the Corporation's consolidated financial position or consolidated results of operations.

In May 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections as of April 2002". This Statement rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt", and an amendment of that Statement, SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements." This Statement also rescinds SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers" and amends SFAS No. 13, "Accounting for Leases", to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The Corporation adopted the provisions of this Statement effective January 1, 2003. This implementation did not have a material impact on either the Corporation's consolidated financial position or consolidated results of operations, and management does not expect any such impact in the future.

In August 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 requires that a liability for a cost that is associated with an exit or disposal activity be recognized when the liability is incurred. This Statement nullifies the guidance of the Emerging Issues Task Force ("EITF") in EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". Under EITF Issue No. 94-3, an entity recognized a liability for an exit cost on the date that the entity committed itself to an exit plan. SFAS No. 146, acknowledges that an entity's commitment to a plan does not, by itself, create a present obligation to other parties that meets the definition of a liability. SFAS No. 146 also establishes that fair value is the objective for the initial measurement of the liability. SFAS No. 146 will be effective for exit or disposal activities that are initiated after December 31, 2002. The Corporation adopted the provisions of this Statement effective January 1, 2003. The initial adoption of the statement did not affect the Corporation, and management does not anticipate that provisions of the Statement will have a materially adverse impact on either the Corporation's consolidated financial position or consolidated results of operations in the future.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure", which amends SFAS No. 123 to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. The provisions of the statement were effective December 31, 2002. Management currently intends to continue to account for stock-based compensation under the intrinsic value method set forth in Accounting Principles Board ("APB") Opinion 25 and related interpretations. For this reason, the transition guidance of SFAS No. 148 does not have an impact on the Corporation's consolidated financial position or consolidated results of operations.

In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". The Interpretation elaborates on the disclosures to be made by a guarantor in its financial statements under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of the Interpretation are effective and were adopted by the Corporation as of December 31, 2002, and require disclosure of the nature of the guarantee, the maximum potential amount of future payments that the guarantor could be required to make under the guarantee, and the current amount of the liability, if any, for the guarantor's obligations under the guarantee. The recognition requirements of the Interpretation were effective beginning January 1, 2003. Management does not anticipate that the implementation of the recognition requirements of the Interpretation will have any effect on the Corporation's consolidated financial position or consolidated results of operations.

In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities". This Interpretation provides guidance with respect to the identification of variable interest entities and when the assets, liabilities, noncontrolling interests, and results of operations of a variable interest entity need to be included in a company's consolidated financial statements. The Interpretation requires consolidation by business enterprises of variable interest entities in cases where the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, which provided through other interests that will absorb some or all of the expected losses of the entity, or in cases where the equity investors lack one or more of the essential characteristics of a controlling financial interest, which include the ability to make decisions about the entity's activities through voting rights, the obligation to absorb the expected losses of the entity if they occur, or the right to receive the expected residual returns of the entity if they occur. The Interpretation applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. Management does not anticipate that the implementation of the recognition requirements of the Interpretation will have any effect on the Corporation's consolidated financial position or consolidated results of operations.

Financial Condition and Results of Operations
Commonwealth Bankshares, Inc. and Subsidiary

This commentary provides an overview of the Corporation's financial condition, changes in financial condition and results of operations for the years 2000 through 2002. The following discussions should assist readers in their analysis of the consolidated financial statements and supplemental financial information for the Corporation appearing elsewhere in this Annual Report.

Earnings Overview

The Corporation's net income for 2002 equaled $1.7 million or a 194.5% increase from the $577.3 thousand reported for the year ended 2001. On a per share basis, the 2002 income equaled $0.98 per share compared to $0.34 per share for 2001.

The Corporation's core earnings defined by the Corporation as pre-tax earnings exclusive of the provision for loan losses and nonrecurring items such as securities gains, equaled $2.8 million in 2002 compared with the $1.1 million reported at December 31, 2001.

ROA equaled 0.70% in 2002 compared with 0.25% in 2001 and 0.17% in 2000. ROE equaled 11.69% in 2002 compared with 4.51% in 2001 and 2.34% in 2000. These ratios, along with other significant earnings and balance sheet information for each of the years in the five-year period ended December 31, 2002, are shown in Table 1 as follows:

Table 1 - Selected Financial Information

(Dollars in thousands, except per share data)

Results of Operations (for the year):	2002	2001	2000	1999	1998
Income From Earning Assets	$17,632	$17,328	$14,592	$10,861	$9,547
Net Interest Income	8,547	6,445	6,441	5,359	4,487
Provision for Loan Losses	419	360	1,155	110	102
Net Income	1,674	577	302	1,155	1,105

Table 1 - Selected Financial Information cont.

Earnings Per Share:	2002	2001	2000	1999	1998
Net Income - Basic (1)	$0.98	$0.34	$0.18	$0.71	$0.68
Average Shares Outstanding (1)	1,708,698	1,692,125	1,667,329	1,631,684	1,626,107
Financial Condition (at December 31):					
Total Assets	$256,514	$230,568	$205,864	$157,016	$132,237
Total Equity	15,445	13,573	12,827	12,227	11,580
Selected Ratios (for the year):					
Return on Average Common Shareholders' Equity	11.69%	4.51%	2.34%	9.63%	9.91%
Return on Average Assets	0.70%	0.25%	0.17%	0.83%	0.90%
Net Interest Margin	3.90%	3.10%	4.00%	4.25%	4.04%

(1) Adjusted to reflect 1999 stock dividends.

Earnings per share during 2002 equaled $0.98 per share, an increase of 188.2% or $0.64 per share over the $0.34 per share reported in 2001. Earnings per share increased 88.9% during 2001 over the $0.18 per share reported in 2000. Significant items affecting the change in earnings per share for 2002, 2001 and 2000 are summarized as follows:

	2002 vs. 2001	2001 vs. 2000
◦ Interest on loans and investments and loan fees	1.75% increase	18.75% increase
◦ Interest on deposits and short-term borrowings	16.77% decrease	33.52% increase
◦ Net interest income	33.02% increase	0.06% increase
◦ Provision for loan losses	$59.0 thousand increase	$794.5 thousand decrease

BASIC EARNINGS PER SHARE
1998-2002


$1.00
$0.90
$0.80
$0.70
$0.60
$0.50
$0.40
$0.30
$0.20
$0.10
$0.00
$0.68
$0.71
$0.18
$0.34
$0.98
1998
1999
2000
2001
2002

Net income in 2001 of $577.3 thousand represented a 91.5% increase from the $301.5 thousand reported for the year 2000. The earnings recorded during this period reflects a provision for loan losses of $360.1 thousand in 2001 compared to $1.2 million in 2000.


NET INCOME
1998-2002
THOUSANDS
$1,800
$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
$1,105.3
$1,155.4
$301.5
$577.3
$1,674.2
1998
1999
2000
2001
2002

NET INTEREST INCOME AND NET INTEREST MARGIN

A fundamental source of the Corporation's earnings, net interest income, is defined as the difference between income on earning assets and the cost of funds supporting those assets. Significant categories of earning assets are loans and securities, while deposits and short-term borrowings represent the major portion of interest-bearing liabilities. The level of net interest income is impacted primarily by variations in the volume and mix of these assets and liabilities, as well as changes in interest rates when compared to previous periods of operations.

The net interest margin is calculated as tax-equivalent net interest income divided by average earning assets, and represents the Corporation's net yield on its earning assets.

In 2002, the net interest margin of 3.9% represented a increase of 80 basis points over the net interest margin of 3.1% recorded in 2001. The 2002 increase in net interest margin of 25.8% was the result of the repricing of certificates of deposits. The net interest margin for 2001 was 3.1% compared to 4.0% for 2000. The 2001 decrease in net interest margin of 22.5% was brought about primarily as a result of the rapid and unprecedented decline in the "Prime Lending Rate" when compared with a less rapid decline in rates on the Bank's deposit products. Deposit products were repriced throughout the year at the earliest opportunity available. The performance reported herein is reflected in the Corporation's earning assets yield of 8.0% in 2002 compared with 8.2% in 2001 and 8.9% in 2000. The Corporation's average cost of deposits decreased 115 basis points in 2002 to 4.6% when compared with an increase of 15 basis points in 2001 from 2000. Non-performing assets increased $15.0 thousand to $1.7 million in 2002, $992 thousand increase to $1.7 million at the end of 2001, and $1.1 million decrease to $722 thousand at the end of 2000. The level of nonperforming assets negatively impacted earnings during 2002, 2001 and 2000 in the amounts of $116.8 thousand, $122.8 thousand, and $35.4 thousand, respectively.

Average interest earning assets increased $10.3 million in 2002, $46.8 million in 2001, and $36.6 million in 2000. Average net loans increased $22.6 million in 2002, $30.7 million in 2001, and $35.1 million in 2000. Average investment securities decreased by $322.3 thousand in 2002, $2.0 million in 2001 and $2.0 million during 2000.

Provision and Allowance for Loan Losses

The provision for loan losses is the annual cost of maintaining an allowance for inherent credit losses. The amount of the provision each year and the level of the allowance are matters of judgement and are impacted by many factors, including actual credit losses during the period, the prospective view of credit losses, loan performance measures and trends (such as delinquencies and charge-offs), and other factors, both internal and external that may affect the quality and future loss experience of the credit portfolio.

On a monthly basis, the Corporation's management evaluates the adequacy of the allowance for loan losses, and based on such review, establishes the amount of the provision for loan losses. For large commercial and real estate exposure, a detailed loan-by-loan-review is performed. The remainder of the commercial and real estate portfolio is analyzed utilizing a formula-based determination of the allowance. The formula is impacted by the risk rating of the loan, historical losses and expectations. Loan loss allowances for the various consumer credit portfolios are based on historical and anticipated losses and the current and projected characteristics of the various portfolios. In addition, consideration of factors such as economic conditions, underwriting standards, and compliance and credit administration practices may impact the level of inherent credit loss. Management's evaluation and resulting provision and allowance decisions are reviewed by the Board of Directors monthly.

The Corporation made provisions for loan losses of $419.0 thousand in 2002, compared to $360.0 thousand in 2001, and $1.2 million in 2000. The unusually high provision for 2000 was based on significant loan growth and the Corporation's expansion plans for the future, and accordingly management chose, after consultation with banking regulators, to significantly increase the loan loss provision in the fourth quarter of 2000. Details of the activity in the allowance for loan losses for the past three years are shown in Note 4 to the Consolidated Financial Statement.

Net charge-offs in 2002 were $71.2 thousand compared to $292.0 thousand for 2001 and $165.6 thousand for 2000. This represents a modest 0.03% of total loans outstanding in 2002 and 0.16% in 2001.

PROVISION FOR LOAN LOSSES
1998-2002


THOUSANDS
$1,200
$1,000
$800
$600
$400
$200
$0
$102
$110
$1,155
$360
$419
1998
1999
2000
2001
2002

NET CHARGE OFFS
1998-2002


THOUSANDS
$300
$250
$200
$150
$100
$50
$0
$102
$148
$166
$292
$72
1998
1999
2000
2001
2002

The allowance for loan losses at December 31, 2002 was $2.3 million, compared with $2.0 million at December 31, 2001 and $1.9 million at December 31, 2000. This represented 1.0% of year-end gross loans at December 31, 2002 compared with 1.1% of year-end gross loans at December 31, 2001 and 1.2 % of year-end gross loans at December 31, 2000.

The tables on the following pages provide an analysis of the activity in the Corporation's nonperforming assets and allowance for loan losses for each of the last three years. Based on current expectations relative to portfolio characteristics and performance measures including loss projections, management considers the level of the allowance to be adequate.

Nonperforming loans at December 31, 2002 increased by $15 thousand to $1.7 million. Nonperforming loans were $1.7 million at year-end 2001. During 2001, nonperforming loans increased $992 thousand when compared with 2000. The increase in total nonperforming assets during this period is attributable to a single loan to a long standing borrower that was placed on nonaccrual in January 2001. The balance of this loan at year-end 2002 was $888.8 thousand compared to $1.1 million in 2001. Although the loan is classified as nonaccrual, full collection is expected. Nonperforming loans continue to be centered in a relatively small number of loans with large balances. Most of the loans are fully secured and, in management's opinion, represent minimal risk.

The Corporation continues to allocate significant resources to the expedient disposition and collection of nonperforming and other lower quality assets. As a part of this work-out process, the Corporation routinely reevaluates all reasonable alternatives, including the sale of these assets. Individual action plans have been developed for each nonperforming asset.

The amount of loans past due 90 days or more that were not classified as nonaccrual loans totaled $18 thousand at December 31, 2002, $64 thousand at December 31, 2001 and $107 thousand at December 31, 2000.

The following table reflects the trends discussed herein:

Nonperforming Assets

December 31	2002	2001	2000
90 Days delinquent and still accruing	$18,000	$64,000	$107,000
Nonaccrual	1,711,000	1,322,000	484,000
Foreclosed properties	0	328,000	131,000
Total Nonperforming Assets	$1,729,000	$1,714,000	$722,000


NONPERFORMING ASSETS
1998-2002
MILLIONS
$3
$2
$1
$0
$2.31
$1.78
$0.72
$1.71
$1.73
1998
1999
2000
2001
2002



ALLOWANCE FOR LOAN LOSSES
1998-2002
MILLIONS
$250
$2.00
$1.50
$1.00
$0.50
$00.0
$0.97
$0.93
$1.92
$1.99
$2.34
1998
1999
2000
2001
2002

ASSET QUALITY REVIEW AND CREDIT RISK MANAGEMENT

In conducting business activities, the Corporation is exposed to the possibility that borrowers or counterparties may default on their obligations to the Corporation. Credit risk arises through the extension of loans, leases, certain securities, and financial guarantees. To manage this risk, the Corporation establishes policies and procedures to manage both on and off-balance sheet risk and communicates and monitors the application of these policies and procedures throughout the Corporation.

Loan Portfolio

The Corporation's credit risk is centered in its loan portfolio which on December 31, 2002 totaled $224.8 million, or 92.8% of total earning assets compared with $178.7 million, or 83.0% of total earning assets at year end 2001 and $158.5 million or 85.3% of total earning assets at year end 2000. The Corporation's overall objective in managing loan portfolio risk is to minimize the adverse impact of any single event or set of occurrences. To achieve this objective, the Corporation strives to maintain a loan portfolio that is diverse in terms of loan type, industry concentration, geographic distribution and borrower concentration.

For commercial loans, loan officers prepare proposals supporting the extension of credit. These proposals contain an analysis of the borrower and an evaluation of the ability of the borrower to repay the potential credit. The proposals are subject to varying levels of approval by senior line and credit policy management, prior to the extension of credit. Commercial loans receive an initial risk rating by the originating loan officer. This rating is based on the amount of credit risk inherent in the loan and reviewed for appropriateness by senior line and credit policy personnel for deterioration in a borrower's financial condition which would impact the borrower's ability to repay the credit. Risk ratings are adjusted as necessary.

For consumer loans, approval and funding is conducted in various locations with the majority of loans being approved at the Corporation's headquarters facility.

The Bank has entered into an agreement with an accounting firm that serves as an independent credit review group to conduct ongoing reviews of the loan portfolio, reexamining on a regular basis risk assessments for loans and overall compliance with policy.

To limit credit exposure, the Corporation obtains collateral to support credit extensions and commitments when deemed necessary. The most significant categories of collateral are real and personal property, cash on deposit and marketable securities. The Corporation obtains real property as security for some loans that are made on the basis of the general creditworthiness of the borrower and whose proceeds were not used for real estate related purposes.

Senior level management is devoted to the management and/or collection of certain nonperforming assets as well as certain performing loans. Aggressive collection strategies and a proactive approach to managing overall credit risk has expedited the Corporation's disposition, collection and re-negotiation of nonperforming and other lower-quality assets and allowed loan officers to concentrate on generating new business.

As the volume of past due loans continues to decline, it is anticipated that the level of nonaccrual loans will be reduced, although no assurance can be given in this regard. It should be noted that of all loans on nonaccrual, the majority are making regular monthly payments. In addition, in most cases these loans are fully secured with workout arrangements currently in place.

If nonaccruing loans had been performing fully, these loans would have contributed an additional $116.8 thousand to interest income in 2002, $122.8 thousand in 2001 and $35.4 thousand in 2000.

The Corporation had no Other Real Estate Owned (OREO) at December 31, 2002, a decrease from the $328.4 thousand at December 31, 2001 and a decrease from the $130.6 thousand reported at December 31, 2000.

During the last three years, there have been additions to and liquidations of other real estate owned. There were no additions and three (3) liquidations in 2002. During 2001, there were four (4) additions, and three (3) liquidations. During 2000 there were no additions and two (2) liquidations. Proceeds from the properties disposed of during 2002 equaled $320.7 thousand compared with $154.0 thousand during 2001 and $480.0 thousand in 2000.

During 2002, 2001 and 2000, there were net losses on the sale of other real estate of $36.7 thousand, $43.7 thousand and $62.6 thousand, respectively.


NONINTEREST INCOME
1998-2002
$1,700,000
$1,600,000
$1,500,000
$1,400,000
$1,300,000
$1,200,000
$1,100,000
$900,000
$1,186,670
$1,209,196
$1,181,842
$1,488,764
$1,651,315
1998
1999
2000
2001
2002

Noninterest Income

Total noninterest income increased in 2002 to $1.7 million compared with $1.5 million reported in 2001, a 13.3% increase. Total noninterest income increased in 2001 to $1.5 million compared with $1.2 million reported in 2000, a 25.0% increase. The income achieved in service charges and fees on deposits is indicative of the recent trend in commercial banking to generate additional income from services not related to the lending function.

In 2002 there was no income from OREO properties compared to $2.9 thousand in 2001 and, $41.0 thousand in 2000. The decrease during the three-year period was due to the reduction of OREO.

Noninterest Expense

Total noninterest expense increased to $7.4 million in 2002 or 8.0% following increases of 10.9% and 26.9% in 2001 and 2000, respectively. This represents a moderate increase when compared to the Bank's overall growth. Noninterest expense has been impacted by the opening of two new branch locations and seven ATM's in 2001 and 2000. Salaries and employee benefits, the largest component of noninterest expense increased by 8.3% in 2002 following increase of 8.2% in 2001 and 30.3% in 2000. Net occupancy expense increased $78.2 thousand in 2002, $87.1 thousand in 2001 and $147.7 thousand in 2000. Other noninterest operating expenses, which include a grouping of numerous transactions relating to normal banking operations, increased $208.8 thousand or 11.0% in 2002 compared with an increase of $52.5 thousand or 2.8% in 2001, and an increase of $353.2 thousand or 23.7% in 2000.

Liquidity and Interest Sensitivity

Bank liquidity is a measure of the ability to generate and maintain sufficient cash flows to fund operations and to meet financial obligations to depositors and borrowers promptly and in a cost-effective manner. Asset liquidity is provided primarily by maturing loans and investments, and by cash received from operations. Other sources of asset liquidity include readily marketable assets, especially short-term investments, and long-term investment securities that can serve as collateral for borrowings. On the liability side, liquidity is affected by the timing of maturing liabilities and the ability to generate new deposits or borrowings as needed.

The Corporation's Asset/Liability Management Committee (ALCO) is responsible for formulating liquidity strategies, monitoring performance based on established objectives and approving new liquidity initiatives. ALCO's overall objective is to optimize net interest income within the constraints of prudent capital adequacy, liquidity needs, the interest rate and economic outlook, market opportunities, and customer requirements. General strategies to accomplish this objective include maintaining a strong balance sheet, achieving solid core deposit growth, taking on manageable interest rate risk, adhering to conservative financial management on a daily basis, monitored regularly by ALCO and reviewed periodically with the Board of Directors.

The Bank's funding requirements are supplied from a wide range of traditional sources, including various types of demand deposits, money market accounts, certificates of deposit and short-term borrowings. Large certificates of deposit, over $100.0 thousand accounted for 19.1%, 17.1%, and 18.1% of the Bank's total deposits at December 31, 2002, 2001, and 2000, respectively. As a percentage of average assets, core deposits decreased to 84.5% in 2000, decreased to 75.0% in 2001, and increased to 77.1% in 2002. Management seeks to ensure adequate liquidity to fund loans, deposit withdrawals, and the Bank's financial requirements and opportunities. To provide liquidity for current ongoing and unanticipated needs, the Bank maintains a portfolio of marketable investment securities, and structures and monitors the flow of funds from these securities and from maturing loans. The Bank maintains access to short-term funding sources as well, including a federal funds line of credit with its correspondent banks up to $6.5 million, and the ability to borrow from the Federal Reserve System up to $1.2 million and Federal Home Loan Bank up to $24.0 million.

The Corporation's loan portfolio net of unearned income and allowance for loan losses increased by 26.0% to $221.8 million in 2002 compared with an increase of 12.9% to $176.1 million in 2001 and compared with a 25.7% increase in 2000 to $156.0 million. Balances in a number of loan categories also increased. Total commercial loans increased 17.2% to $151.8 million in 2002 compared with an increase of 17.1% to $129.5 million in 2001 and an increase of 21.5% to $110.6 million in 2000. Consumer real estate loans increased $25.3 million or 69.4% in 2002. Of the $25.3 million increase in consumer real estate loans in 2001, $27.8 million was from the purchase of 90% participation in loans secured by First Deeds of Trust on residential 1 to 4 family dwellings. These loans are pre-committed for sale prior to funding. Consumer loans decreased $1.3 million or 12.5% in 2002 following increases of $2.7 million or 35.4% in 2001, and of $1.2 million or 18.6% in 2000.

LOANS AS OF DECEMBER 31, 2002


Held For Sale
12%
Other
1%
Consumer
4%
Commercial
20%
Commercial Mortgage
48%
Residential Mortgage
15%


DEPOSITS
1998-2002
MILLIONS
$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
1998
1999
2000
2001
2002
$77.54
$100.39
$144.05
$152.85
$167.26
$16.90
$18.24
$18.05
$23.09
$28.79
$16.44
$15.07
$17.34
$23.54
$23.53
$5.30
$4.66
$5.17
$5.43
$6.50
INTEREST DEMAND
NONINTEREST DEMAND
SAVINGS
OTHER

Sources of Funds

Purchased liabilities are composed of Fed Funds purchased, certificates of deposit of $100.0 thousand and over (large CDs) and balances held in "sweep accounts" for customers. Purchased funds at December 31, 2001 equaled $45.6 million or a 24.9% increase in short-term borrowings during 2002 following a $2.4 million decrease to $36.5 million during 2001, as compared with the $15.3 million increase reported in 2000. At December 31, 2002, 2001 and 2000, approximately 100.0% of the Corporation's purchased funds consisted of funds invested by local customers which, as such, are less volatile than other categories of purchased funds or brokered deposits.

Uses of Funds

Total earning assets at December 31, 2002 increased 12.5% from year-end 2001 compared with 2001's increase of 11.3% from year-end 2000's increase of 31.8%. The increase in earning assets over the last three years has been primarily attributable to the increase in the loan portfolio which has increased from $157.9 million in 2000 to $224.1 million in 2002.

The composition of long-term investment securities as of December 31, 2002 and 2001 is presented in Note 3 to the Consolidated Financial Statements, appearing elsewhere in this Annual Report.

At year-end 2002, 2001 and 2000, investment securities totaled $16.0 million, $16.4 million and $19.4 million, respectively.

In managing the investment securities portfolio, management's philosophy has been to provide the maximum return over the long term on funds invested while giving consideration to risk and other corporate objectives. During periods of increasing interest rates, the market value of the investment portfolio declines in relation to book value. During periods of declining interest rates, the opposite is true.

Decisions to acquire investments of a particular type are based on an assessment of economic and financial conditions, including interest rate risk, liquidity, capital adequacy, the type of incremental funding available to support such assets, and an evaluation of alternative loan or investment instruments.

Investment securities are purchased with the ability to hold until maturity and with the intent to hold for the foreseeable future. Management reevaluates asset and liability strategies when economic and financial conditions fluctuate in a magnitude that might adversely impact the Corporation's overall interest rate risk, liquidity, or capital adequacy positions. Reassessment may alter management's intent to hold certain securities for the foreseeable future and result in repositioning a portion of the investment portfolio. Often, security sales are required to implement a change in strategy.

SECURITY PORTFOLIO DISTRIBUTION, 12/31/02


Fixed Agencies
3.7%
Corporate
9.7%
CMO
21.7%
Floating MBS
14.1%
Munis
34.9%
Treasury
5.9%
Fixed MBS
6.3%
Other
3.7%

The total investment in the securities portfolio at December 31, 2002 was approximately $16.0 million, down from $16.4 million at the end of 2001.

The portfolio is well diversified among several market sectors as summarized below:

Sector	%
U.S. Treasuries	5.9
Municipals	34.9
Fixed Agency	3.7
Floating MBS	14.1
Floating CMO	10.6
Fixed MBS	6.3
Fixed CMO	11.1
Corporates	9.7
Other	3.7

As of December 31, 2002, the overall portfolio was projected to yield 5.57% on a fully taxable equivalent basis. It has a weighted average repricing term of 4.3 years, and 75.0% of total holdings are invested in fixed rate securities. 92.0% of the portfolio has been placed in the Available For Sale (AFS) category for FAS 115 purposes. As of December 31, 2002 the portfolio currently contained an unrealized gain on sale of $352.0 thousand.

The portfolio has a short repricing distribution of 3.6 years. Adjustable rate securities total $3.3 million par value and represent 25.0% of the total portfolio.

Municipal holdings total $4.7 million par value, or 35.0% of total holdings, and have a taxable equivalent yield to the effective maturity date of 6.6%. Management believes these issues have excellent credit quality, as most of the portfolio is AA-rated or higher. The average duration date of the municipal portfolio is approximately 4.3 years.

Management frequently assesses the performance of the investment portfolio to ensure its yield and cash flow performances are consistent with the broad strategic plan of the entire Bank. Flexibility is one of the hallmarks of the Bank's ability to meet the banking needs of its customers.

Year-end total loans net of unearned income increased $46.0 million, or 25.9%, in 2002 following an increase of $20.1 million, or 12.7%, in 2001 and an increase of $32.9 million, or 26.3%, in 2000. The results were largely due to the efforts of the Bank's officers to develop new loan relationships with customers from the area's regional institutions and the Banks penetration into two new markets.

Loans represented the largest category of earning assets and the Bank will continue with its efforts to develop creditable loan relationships in order to enhance its earnings opportunities while simultaneously strengthening its underwriting criteria. The policies, procedures and lending guidelines implemented during the past two years have been reported in detail in previous quarterly and annual reports.

A number of measures have been taken by the Corporation over the past several years to reduce overall exposure and earnings vulnerability in the real estate sectors of the Bank's trade area. These measures include strengthening real estate underwriting, management review policies and practices, and reducing higher risk concentrations within the real estate portfolio. The Corporation's real estate portfolio is comprised of loans to customers located within the Corporation's established marketplace. Diversification of the loan portfolio continues.

During the past three years, a considerable volume of new loan relationships have been developed with "old line and well-established" local businesses, who have transferred their relationships to the Bank from other "regional financial institutions" that are experiencing further consolidation. This has been an excellent source of new business for the Bank. The Bank intends to aggressively continue to target these relationships in future periods.

Dividends and Dividend Policy

The Corporation's Board of Directors determines the amount of and whether or not to declare dividends. Such determinations by the Board take into account the Corporation's financial condition, results of operations, and other relevant factors. The Corporation's only source of funds for cash dividends are dividends paid to the Corporation by the Bank.

In April 1999, the Corporation's Board of Directors approved a Dividend Reinvestment and Stock Purchase Plan. Shares purchased from the Corporation with reinvested dividends are issued at a five percent discount from the market value. The plan also permits optional cash payments up to $20 thousand per quarter for the purchase of additional shares of common stock. These shares are issued at market value, without incurring brokerage commissions.

Based on the Corporation's earnings record for 2002, the Corporation paid a $0.035 cash dividend on March 31, June 30, and November 30, 2002. The Corporation also paid a $0.035 cash dividend on March 31, June 30, September 30, and December 31, 2001 and on March 30, June 30, September 30, and December 30, 2000.

Income Taxes

Corporations are required to pay the greater of the regular corporate income tax or the alternative minimum tax (AMT). In 2002, income tax expense increased to $747.9 thousand, from $162.7 thousand in 2001, and $3.7 thousand in 2000.

Inflation

The Corporation carefully reviews Federal Reserve monetary policy in order to insure an appropriate position between the cost and utilization of funds.

The effect of changing prices on financial institutions is typically different than on non-banking companies since virtually all of a bank's assets and liabilities are monetary in nature. In particular, interest rates are significantly affected by inflation, but neither the timing nor magnitude of the changes are directly related to price level indices. Therefore, the Corporation can best counter inflation over the long term by managing net interest income and controlling net increases in noninterest income and expenses.

Capital Resources and Adequacy

Average shareholders' equity increased at the rate of 11.8% in 2002 compared with a decrease of 0.6% in 2001, and 7.3% in 2000. During these periods, the sole source of capital to the Corporation has been internally generated retained earnings.

The Federal Reserve Board, the Office of the Controller of the Currency, and the FDIC have issued risk-based capital guidelines for U.S. banking organizations. These guidelines provide a capital framework that is sensitive to differences in risk profiles among banking companies.

RETURN ON AVERAGE ASSETS
1998-2002


1.00%
0.90%
0.80%
0.70%
0.60%
0.50%
0.40%
0.30%
0.20%
0.10%
0.00%
0.90%
0.83%
0.17%
0.25%
0.70%
1998
1999
2000
2001
2002


RETURN ON AVERAGE EQUITY
1998-2002
12.00%
10.00%
8.00%
6.00%
4.00%
2.00%
0.00%
9.91%
9.63%
2.34%
4.51%
11.69%
1998
1999
2000
2001
2002

Risk-based capital ratios are another measure of capital adequacy. On July 27, 2001 Commonwealth Bankshares, Inc. generated $6.5 million in new regulatory capital from the initial funding of a trust preferred securities offering. A subsequent funding on August 9, 2001 resulted in $800 thousand of new regulatory capital. At December 31, 2002, the Bank's risk-adjusted capital ratios were 9.6% for Tier 1 and 10.7% for total capital, well above the required minimums of 4.0% and 8.0% respectively, as compared with 9.9% and 10.9%, respectively at December 31, 2001, and 7.6% and 8.8% at December 31, 2000. These ratios are calculated using regulatory capital (either Tier 1 or total capital) as the numerator and both on and off-balance sheet risk-weighted assets as the denominator. Tier 1 capital consists primarily of common equity less goodwill and certain other intangible assets. Total capital adds certain qualifying debt instruments and a portion of the allowance for loan losses to Tier 1 capital. One of four risk weights, primarily based on credit risk, is applied to both on and off-balance sheet assets to determine the asset denominator. Under Federal Deposit Insurance Corporation (FDIC) rules, the Bank was considered well capitalized.

The Corporation's risk-adjusted capital ratios were 9.2% for Tier 1 and 11.4% for total capital as December 31, 2002, well above the required minimums of 4.0% and 8.0% respectively.

At December 31, 2002, shareholders' equity stood at $15.4 million as compared with $13.6 million at year-end 2001, and $12.8 million at year-end 2000. These increases were brought about by a net profit of $1.7 million in 2002 a net profit of $577.3 thousand in 2001 and a net profit of $301.5 thousand in 2000.

In order to maintain a strong equity capital position and to protect against the risks of loss in the investment and loan portfolios and on other assets, management will continue to monitor the Bank's capital position. Several measures have been or will be employed to maintain the Bank's capital position, including but not limited to:

- Continuing its efforts to return all nonperforming assets to performing status,
- Monitoring the Bank's growth, and

- Continued utilization of its formal asset/liability policy.

Once again, it should be noted that the Bank's capital position has always exceeded and continues to exceed the minimum standards established by the regulatory authorities.


CORE CAPITAL
1998-2002
MILLIONS
$17
$16
$15
$14
$13
$12
$11
$10
$11.58
$12.23
$12.83
$13.57
$15.44
1998
1999
2000
2001
2002

PURPOSE AND DESCRIPTION OF BUSINESS

The sole business of Commonwealth Bankshares, Inc. (the "Corporation") is to serve as a holding company for Bank of the Commonwealth (the "Bank"). The Corporation was incorporated as a Virginia corporation on June 6, 1988, and on November 7, 1988 it acquired the Bank.

Bank of the Commonwealth was formed on August 28, 1970 under the laws of Virginia. Since the Bank opened for business on April 14, 1971, its main banking and administrative office has been located in Norfolk, Virginia. The Bank currently operates three branches in Norfolk, four branches in Virginia Beach, one branch in Chesapeake, and one branch in Portsmouth.

The Bank concentrates its marketing efforts in the cities of Norfolk, Virginia Beach, Portsmouth and Chesapeake, Virginia. The Corporation's present intention is to continue concentrating its banking activities in its current market, which the Corporation believes is an attractive area in which to operate.

Through its network of banking facilities, the Bank provides a wide range of commercial banking services to individuals and small and medium-sized businesses. The Bank conducts substantially all of the business operations of a typical independent, commercial bank, including the acceptance of checking and savings deposits, and the initiating of commercial, real estate, personal, home improvement, automobile and other installment and term loans. The Bank also offers other related services, such as home banking, trust, travelers' checks, safe deposit box, lock box, depositor transfer, customer note payment, collections, notary public, drive-in facility and other customary banking services.

The Bank encounters strong competition for its banking services within in its primary market area. There are fifteen commercial banks actively engaged in business in the cities of Norfolk, Virginia Beach, Portsmouth and Chesapeake, Virginia, including six major state-wide banking organizations. The Bank is the oldest independent bank in its market area. Finance companies, mortgage companies, credit unions and savings and loan associations also compete with the Bank for loans and deposits. In addition, in some instances, the Bank must compete for deposits with money market mutual funds that are marketed nationally. Most of the Bank's competitors have substantially greater resources than the Bank.

As of December 31, 2002, the Bank had 84 full-time equivalent employees. Management of the Corporation and the Bank considers its relations with employees to be excellent. No employees are represented by a union or any similar group, and the Bank has never experienced any strike or labor dispute.

The Bank, as a member bank of the Federal Reserve System, is subject to regulation and examination by the Virginia State Corporation Commission and the Board. In addition, the Bank is subject to the rules and regulations of the Federal Deposit Insurance Corporation, which currently insures the deposits of each member bank to a maximum of $100.0 thousand per depositor.

MARKET PRICE OF COMMON STOCK AND RELATED MATTERS

The Corporation's common stock began trading on the NASDAQ National Market under the symbol CWBS on October 30, 2000. Prior to listing on the NASDAQ National Market, the Corporation's common stock traded on the Over-the-Counter Bulletin Board ("OTC Bulletin Board"), a NASDAQ sponsored and operated inter-dealer quotation system for equity securities not listed on the NASDAQ Stock Market. Set forth below is high and low trading information for the common stock for each quarter during 2002 and 2001. For periods in which the Corporation's common stock traded on the OTC Bulletin Board, the information set forth below reflects inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

ANDERSON & STRUDWICK, INC., Underwriters/Distributors of Investment Securities is an "active market maker" in the stock of the Corporation. **ANDERSON & STRUDWICK, INC.** maintains offices in Richmond, Charlottesville, Fredericksburg, and Norfolk, Virginia. They are members of the New York Stock Exchange.

Additionally, **McKINNON & COMPANY, INC.** has been a net market maker in the stock of Commonwealth Bankshares, Inc.

Please refer to the table below entitled Common Stock Performance for a breakdown of the stock prices for the four quarters of 2002 and four quarters of 2001. It is the opinion of management that this range accurately reflects the market value of the Company's common stock at the present time. The Company's common stock was listed on the NASDAQ as of May 9, 2003 as a last sale of $14.12.

The corporation paid a $0.035 cash dividend per share on March 31, June 30, September 30 and December 31, 2002, and on June 30, September 30, and December 31, 2001.

At the April 1999 Board of Directors meeting, a Dividend Reinvestment and Stock Purchase Plan was approved. Shares purchased from the Company with reinvested dividends will be issued at a five percent discount from the market value. As of December 31, 2002, 33.3% of the Corporation's shareholders were participating in the plan. The plan also permits optional cash payments up to $20 thousand per quarter for the purchase of additional shares of common stock. These shares are issued at market value, without incurring brokerage commissions.

Common Stock Performance

	Common Stock Prices			
	2002		2001	
	High	Low	High	Low
First Quarter	$7.70	$6.65	$7.50	$6.31
Second Quarter	$8.47	$7.30	$7.50	$4.50
Third Quarter	$9.27	$8.00	$7.25	$6.30
Fourth Quarter	$11.96	$8.92	$7.25	$6.55

COMMON STOCK HIGH PRICES
1999-2002


$14.00
$12.00
$10.00
$8.00
$6.00
$4.00
$2.00
$0.00
$10.25
$7.50
$7.50
$7.70
$10.25
$7.25
$7.50
$8.47
$10.25
$7.12
$7.25
$9.27
$9.50
$7.00
$7.25
$11.96
1999
2000
2001
2002

1998 prices adjusted to reflect the 1999 50% stock dividend.

Commonwealth Bankshares Capital Trust I – 8% convertible Trust Preferred Stock is traded on the NASDAQ National Market under the symbol CWBSP. The initial offering price was $5.00. The closing price as of quarter end March 31, 2003 was $5.25.

DIRECTORS

E. J. WOODARD, JR., CLBB, 1, 3, 4, 5, 6
Chairman of the Board,
President and Chief Executive Officer
Commonwealth Bankshares, Inc. and Bank of the Commonwealth

E. CARLTON BOWYER, Ph.D. 1, 5, 6
Investor, Retired Superintendent – Virginia Beach Schools

LAURENCE C. FENTRISS 1, 2, 4
President, Anderson & Strudwick Investment Corp.

MORTON GOLDMEIER 1, 2, 4
President, Hampton Roads Management Associates, Inc.

WILLIAM P. KELLAM 1, 2, 3, 5
Retired - Formerly President of Kellam-Eaton Insurance Agency, Inc.

THOMAS W. MOSS, JR., Esquire 1, 2, 4, 6
Treasurer – City of Norfolk

WILLIAM D. PAYNE, M.D. 1, 3, 6
Retired from Drs. Payne, Ives and Holland, Inc. in 2001

HERBERT L. PERLIN 1, 4, 6
President, Perlin Benefit Resources

RICHARD J. TAVSS, Esquire 1, 3, 5
Senior Counsel, Tavss, Fletcher, Maiden & Reed, P. C.

KENNETH J. YOUNG 1, 2, 3
President, Norfolk Tides

1. **Executive Committee** has the authority to act for the Board on most matters during the intervals between Board meetings. During 2002, E. J. Woodard, Jr., Laurence C. Fentriss, William P. Kellam, Morton Goldmeier, Thomas W. Moss, Jr., William D. Payne, M.D., Herbert L. Perlin, Richard J. Tavss and Kenneth J. Young served as members on a rotating basis. E. J. Woodard, Jr. served as the Chairman of this Committee.

2. **Audit Committee** meets with the independent accountants and management to consider the adequacy of internal controls and internal auditing activities, the objectivity of financial reporting and the scope of activities of the independent auditors and their report thereon. During 2002, directors Laurence C. Fentriss, Morton Goldmeier, William P. Kellam, Thomas W. Moss, Jr., and Kenneth J. Young served in this capacity. Morton Goldmeier served as Chairman of this Committee.

3. **Compensation Committee** reviews the compensation of individuals at the officer level and makes recommendations to the Board of Directors with respect to compensation of directors and officers. During 2002, directors serving on the Compensation Committee were William D. Payne, M.D., William P. Kellam, Richard J. Tavss, Kenneth J. Young, and E. J. Woodard, Jr. Dr. Payne served as Chairman of this Committee.

4. **Investment Committee** has the authority to direct the investment policy of the Bank with their actions subsequently reported to the Board of Directors for ratification. During 2002, Laurence C. Fentriss, Morton Goldmeier, Thomas W. Moss, Jr., Herbert L. Perlin and E. J. Woodard, Jr. served on the Investment Committee. Mr. Goldmeier served as Chairman of the Committee.

5. **Nominating Committee** performs the basic function of recommending those persons to be designated as Board nominees for elections to the Board by the stockholders at Commonwealth Bankshares' Annual Meeting. During 2002, William P. Kellam, Richard J. Tavss, and E. J. Woodard, Jr. served on the Nominating Committee. Mr. Kellam served as Chairman of the Committee.

6. **Community Reinvestment Committee** establishes the Bank's Community Reinvest ment Policies and reviews the Bank's community activities including the Bank's initiatives to service the deposit and loan needs of low to moderate income families within the Bank's established trade area. During 2002, E. J. Woodard, Jr., Thomas W. Moss, Jr., William D. Payne, M.D. and Herbert L. Perlin served on the Community Reinvestment Committee. Mr. Woodard served as Chairman of this Committee.

ADVISORY DIRECTORS

Chesapeake Board

JOHN A. COSGROVE, Chairman
Delegate
Virginia House of Delegates

WILLIAM A. DeLOATCHE
Retired
Failes and Associates, P.C.

HOWARD R. FELDMAN, M. D.
Physician

DERWIN P. GRAY, M.D.
Physician, and
Vice President of Virginia Center For Women

MARY E. HARKNESS
Retired-Clerk of Juvenile and Domestic Relations
District Court - Chesapeake

W. JEFFREY OVERTON
Overton Associates

RANDALL D. SMITH
Commonwealth Attorney
City of Chesapeake

E. J. WOODARD, JR., CLBB
Chairman of the Board,
President and CEO
Commonwealth Bankshares, Inc. and
Bank of the Commonwealth

Portsmouth Board

BISHOP TED THOMAS, SR., Chairman
Jurisdictional Prelate
of the Church of God in Christ

DAVID W. LARKIN
President, Intergrated Computer Technology, Inc.

BRYAN K. MEALS
Litigation Associate,
McGuire Woods, LLP

THOMAS V. MIANO
President, Early Virginia Properties

JAMES A. RESOLUTE
Retired - Department of Navy

E. J. WOODARD, JR., CLBB
Chairman of the Board,
President and CEO
Commonwealth Bankshares, Inc. and
Bank of the Commonwealth

Virginia Beach Board

JON F. SEDEL, Chairman
President
Sedel & Associates Realty, Inc.

JAMES M. BOYD, Esquire
Attorney and Partner
Boyd & Boyd, P.C.

GEORGE H. BURTON, III
President, Burton Lumber Company

M. DAVID JESTER
President
Marlyn Development Corp.

BETTY M. MICHELSON
Attorney

VINCENT D. NEWBY
Retired-City of Norfolk

JOEY VILLANUEVA
President
Diversified Marketing

E. J. WOODARD, JR., CLBB
Chairman of the Board,
President and CEO
Commonwealth Bankshares, Inc. and
Bank of the Commonwealth

CORPORATE OFFICERS

E. J. WOODARD, JR., CLBB
Chairman of the Board,
President and Chief Executive Officer

JOHN H. GAYLE
Executive Vice President, Cashier
and Secretary

SIMON HOUNSLOW
Senior Vice President
Commercial Loans

RICHARD R. EARLY
Senior Vice President
and Senior Trust Officer

DEBORAH B. COON
Senior Vice President and
Data Processing Officer

KAREN M. WILSON
Vice President and Executive Assistant to the President

AMY M. CULPEPPER
Vice President and Commercial Loan Officer
Officer in Charge of Development in the Chesapeake Market

BANKING OFFICERS AND ADMINISTRATIVE ASSISTANTS

DIANE L. ADLER
Operations Officer

MICHELE L. BARHAM
Loan Department Supervisor and
Administrative Assistant

ELLEN CEHRS-TOLLIVER
Consumer Loan Officer

DEBRA F. COLE
Operations Manager
First Colonial Road Office

DANA B. ELMORE
Data Processing Supervisor

TERRI L. EVANS
Manager
Cedar Road Office

BARBARA H. GAFFOS
Operations Manager
Main Office

LINDA W. GREENOUGH
Personnel Officer

KAREN L. HARDISON
Executive Administrative Assistant and
Secretary to the President

ALEXIS A. JAMES
Assistant Trust Officer

DEBORAH L. LOCHER
Manager
Lynnhaven Office

DEBORAH L. MACHAK
Administrative Assistant to
Personnel Officer and Payroll Administrator

M. KEITH MARTIN
Manager
Riverview Office

ANNETTE J. McCULLEY
Manager
Old Dominion University
Office

CHERYL B. PARRIS
Assistant Vice President and
Manager
Churchland Office

PAMELA L. PERKINS
Accounting Officer

PATRICIA A. PRICE
Assistant Vice President and
Collections Officer

KEMP E. SAVAGE, III
Assistant Vice President
and Compliance Officer

THERESA L. SELIG-BERENS
Assistant Cashier

JOANN M. TILLMAN
Administrative Assistant

RICHARD W. WEBB
Vice President and Manager
Kempsville Office

DIANA L. WYSONG
Branch Administrative and
Security Officer

EXECUTIVE OFFICES
403 Boush Street
Norfolk, Virginia 23510-1200
Telephone (757) 446-6900
Internet: www.bankofthecommonwealth.com

STOCK TRANSFER AGENT
Bank of the Commonwealth
P. O. Box 1177
Norfolk, Virginia 23501-1177
Telephone (757) 446-6931

SHAREHOLDER INFORMATION
Additional copies of the Annual Report as well as information to shareholders may be obtained from the Corporation's Secretary.

FORM 10-KSB
The Form 10-KSB Annual Report to the Securities and Exchange Commission provides certain additional information. A copy of this report may be obtained upon request to the Secretary of the Corporation.

INDEPENDENT AUDITORS
Witt, Mares & Company, PLC
Certified Public Accountants and Consultants
150 West Main Street
Suite 1150
Norfolk, Virginia 23510-1682

Strickland & Jones, P.C.
Certified Public Accountants and Consultants
749 Boush Street
Norfolk, Virginia 23516-1517

BANK COUNSEL
Kaufman & Canoles, P.C.
150 West Main Street
Suite 2100
Norfolk, Virginia 23510-1681

Kellam, Pickrell, Cox and Tayloe, P.C.
Bank of the Commonwealth Building
403 Boush Street
Suite 300
Norfolk, Virginia 23510-1200

Tavss, Fletcher, Maiden and Reed, P.C.
First Virginia Tower
555 Main Street,
Suite 1400
Norfolk, Virginia 23510-2200


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Branch Locations

Norfolk
(1) Main Office
403 Boush St.
(2) Riverview Office
4101 Granby St.
(3) Old Dominion University
Webb Center Office
5201 Hampton Blvd.

Va. Beach
(4) Windsor Woods Office
225 South Rosemont Rd.
(5) First Colonial Office
1124 First Colonial Rd.
(6) Lynnhaven Office
2712 North Mall Dr.
(7) Kempsville Office
1870 Kempsville Rd.

Chesapeake
(8) Cedar Road Office
1217 Cedar Rd.

Portsmouth
(9) Churchland Office
4940 West Norfolk Rd.


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ATM Locations

Norfolk
(1) Main Office
403 Boush St.
(2) Riverview Office
4101 Granby St.
(3) Old Dominion University
Webb Center Office
5201 Hampton Blvd.
(4) Old Dominion University
Public Safety Building
5200 Hampton Blvd.
(5) Ted Constant Convocation Center
4320 Hampton Blvd
(6) Norfolk City Hall Treasurer's Office
810 Union St
(7) Tazewell Hotel
245 Granby St
(8) Harbor Park Stadium
North/South Concourse
150 Park Ave
(9) Riverview Texaco
4002 Granby St

Va. Beach
(10) Windsor Woods Office
225 South Rosemont Rd.
(11) First Colonial Office
1124 First Colonial Rd.
(12) Lynnhaven Office
2712 North Mall Dr.
(13) Kempsville Office
1870 Kempsville Rd.
(14) Virginia beach
Amusement park
233 15th Street

Chesapeake
(15) Cedar Road Office
1217 Cedar Rd.

Portsmouth
(16) K2 Mart
4408 West Norfolk Rd.
(17) Churchland Office
4940 West Norfolk Rd.

NOTES

THE UNCOMMON ASSETS OF BANK OF THE COMMONWEALTH



Uncommonly Efficient *Uncommonly Responsive* *Uncommonly Thorough* *Uncommonly Savvy* *Uncommonly Neighbo*

There's nothing common about the way we do business at Bank of the Commonwealth. At a time when most banks have gone the "bigger is better" route, we've taken the road less traveled. We offer our neighbors all the conveniences and services of those huge banks down the street, but with the kind of personal attention seldom seen anymore. We offer the most user-friendly checking and savings programs you'll find anywhere. We offer full range business account services and personal trust services including estate planning and investments. Bank of the Commonwealth offers complete on-line and 24-hour telephone banking, and so much more.

Let the big banks continue with their mergers and takeovers. At Bank of the Commonwealth we know this for a fact: bigger isn't better. Better is better.

BANK OF THE COMMONWEALTH

Come Bank With Your Neighbors

Member FDIC

Corporate Headquarters 403 Boush Street **446-6900**
Norfolk Office 4101 Granby Street **446-6960**
Chesapeake Office 1217 Cedar Road **549-8787**
Portsmouth Office 4940 West Norfolk Road **638-5876**
Rosemont Office 225 South Rosemont Rd **340-5817**
First Colonial Office 1124 First Colonial Rd **481-9988**
Lynnhaven Office 2712 North Mall Drive **431-9600**
Kempsville Office 1870 Kempsville Rd **479-3900**

Uncommonly Trustworthy



NOTES



VIRGINIA BEACH
FIRST COLONIAL OFFICE: 1124 FIRST COLONIAL ROAD


DRIVE THRU

VIRGINIA BEACH
WINDSOR WOODS OFFICE: 225 SOUTH ROSEMONT ROAD



VIRGINIA BEACH
LYNNHAVEN OFFICE: 2712 NORTH MALL DRIVE



VIRGINIA BEACH
KEMPSVILLE OFFICE: 1870 KEMPSVILLE ROAD



CHESAPEAKE
LAS GAVIOTAS BRANCH: 1245 CEDAR ROAD

BANK OF THE COMMONWEALTH

Come Bank With Your Neighbors

Bank of the Commonwealth is a member of the Board of Governors Federal Reserve System, the Federal Deposit Insurance Corporation, and the Federal Home Loan Bank of Atlanta.